02029385

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

LONG BEACH SECURITIES CORP.	0001119605
(Exact Name of Registrant as Specified in Charter)	(Registrant CIK Number)
Form 8-K (filed March 27, 2002)	333-41712
(Electronic Report, Schedule or Registration Statement of Which the Documents are a Part (Give Period of Report))	(SEC File Number, if Available)

____
(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the city of Seattle, state of Washington, March 25, 2002.

Long Beach Securities Corp.
(Registrant)

By Craig S. Davis, President
(Name and Title)

Filings Made by Persons Other Than the Registrant. After reasonable inquiry and to the best of my knowledge and belief, I certify on ______________________, 200_, that the information set forth in this statement is true and complete.

By______________________
(Name)

____
(Title)

202938 v02.SE (4CL602!.DOC)
(26425.0009)

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 25, 2002

LONG BEACH SECURITIES CORP.

(as depositor under the Pooling and Servicing Agreement, dated as of April 1, 2002, providing for the issuance of Asset-Backed Certificates, Series 2002-1)

(Exact name of registrant as specified in its charter)

Delaware	333-41712	33-0917586
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

1100 Town & Country Road Suite 1600 Orange, California	92868
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: (714) 541-5378

Item 5. Other Events

Description of the Certificates and the Mortgage Pool

As of the date hereof, Long Beach Securities Corp. (the "Registrant") has caused to be filed with the Securities and Exchange Commission (the "Commission") pursuant to the Commission's Rule 424 a Prospectus Supplement to its Prospectus, dated December 12, 2000, in connection with the Registrant's issuance of a series of certificates, entitled Long Beach Mortgage Loan Trust 2002-1, Asset-Backed Certificates, Series 2002-1 (the "2002-1 Certificates"), to be issued pursuant to a pooling and servicing agreement, dated as of April 1, 2002, among the Registrant as depositor (the "Depositor"), Long Beach Mortgage Company as master servicer ("Master Servicer"), the Federal National Mortgage Association ("Fannie Mae") as guarantor with respect to the Class I-A Certificates and the Class I-S Certificates (the "Fannie Mae Certificates"), Bankers Trust Company of California, N.A. as trust administrator and First Union National Bank as trustee. Fannie Mae will exchange Fannie Mae Guaranteed Grantor Trust Pass-Through Certificates, Fannie Mae Grantor Trust 2002-T5 (the "Guaranteed Certificates") with Depositor for the Fannie Mae Certificates pursuant to the Commitment Letter dated March 22, 2002 among Fannie Mae, Registrant, Master Servicer and Deutsche Banc Alex. Brown ("DBAB"). The Registrant, Master Servicer and DBAB, as representative of itself, Banc of America Securities LLC, Banc One Capital Markets, Inc., Credit Suisse First Boston Corporation, Greenwich Capital Markets, Inc., Lehman Brothers Inc., Morgan Stanley & Co. Incorporated, and Salomon Smith Barney Inc. have entered into an Underwriting Agreement dated March 22, 2002 for the purchase of the Class II-A1 Certificates, Class II-A2 Certificates, Class II-A3 Certificates, Class II-A4 Certificates, Class II-S Certificates, Class II-M1 Certificates, Class M-2 Certificates, Class M-3 Certificates, and Class II-M4 Certificates (the "Offered Certificates", collectively with the Guaranteed Certificates the "Underwritten Certificates"). The Series 2002-1 Certificates will represent in the aggregate the entire beneficial ownership interests in a trust fund (the "Trust Fund") consisting primarily of a pool of fully amortizing fixed rate and adjustable rate, first lien and second lien residential mortgage loans having original terms to maturity up to 30 years (the "Mortgage Loans").

Computational Materials

DBAB has advised the Registrant that it has furnished to certain prospective purchasers of Certificates certain materials, herein referred to as "Computational Materials", in written form, which Computational Materials are in the nature of data tables and term sheet information relating to the Mortgage Loans or other assets of the Trust Fund, the structure of the Underwritten Certificates and terms of certain classes of Underwritten Certificates, and the hypothetical characteristics and hypothetical performance of certain classes of Underwritten Certificates under certain assumptions and scenarios.

The Computational Materials have been provided by DBAB. The information in the Computational Materials is preliminary and will be superseded by the Prospectus Supplement relating to the Certificates and by any other information subsequently filed with the Commission.

The Computational Materials were prepared by DBAB at the request of certain prospective investors. The Computational Materials may be based on information that differs from the information set forth in the Prospectus Supplement.

Item 7. Financial Statements and Exhibits.

(a) Not applicable

(b) Not applicable

(c) Exhibits

Exhibit No.	Description
99.1	Computations Materials (as defined in Item 5) that have been provided by Deutsche Banc Alex. Brown to certain prospective purchasers of Long Beach Mortgage Loan Trust Asset-Backed Certificates, Series 2002-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: March 25, 2002

LONG BEACH SECURITIES CORP.

By: ______________________
Name: Jeffery A. Sorensen
Title: Vice President

Index to Exhibits

Exhibit No.	Description	Sequentially Numbered Page
99.1	Computations Materials (as defined in Item 5) that have been provided by Deutsche Banc Alex. Brown to certain prospective purchasers of Long Beach Mortgage Loan Trust Asset-Backed Certificates, Series 2002-1	P

EXHIBIT 99.1

FILED BY PAPER

Marketing Materials

$1,575,900,000 *(Approximate)*

LBM Long Beach Mortgage Company

Long Beach Mortgage Company

(A subsidiary of Washington Mutual, Inc.)

Seller and Master Servicer

Fannie Mae Grantor Trust 2002-T5

Offered Classes:
I-A & I-S

Long Beach Mortgage Loan Trust 2002-1

Offered Classes:
II-A1, II-A2, II-A3, II-A4, II-S, II-M1, M2, M3, II-M4

March 4, 2002

The analysis in this report is based on information provided by Long Beach Mortgage Company (the "Seller"). Deutsche Banc Alex. Brown Inc. ("DBAB") makes no representations as to the accuracy or completeness of the information contained herein. The information contained herein is qualified in its entirety by the information in the Issuer's Prospectus and Prospectus Supplement, (the "Prospectus") or the Fannie Mae Prospectus, the Issuer's Information Supplement and Fannie Mae Information Statement (the "Fannie Mae Prospectus"), as applicable, for this transaction. The information contained herein is preliminary as of the date hereof, supersedes any previous information delivered to you by DBAB and will be superseded by the final Prospectus or Fannie Mae Prospectus, as applicable, and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion, or amendment from time to time without notice, and DBAB is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the Prospectus or the Fannie Mae Prospectus, as applicable, relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by DBAB in reliance upon information furnished by the Seller. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials, which may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither DBAB nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY DBAB AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF THE ISSUER'S AFFILIATES. DBAB IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

STRUCTURAL SUMMARY

Fannie Mae Grantor Trust 2002-T5
(Only the Class I-A and I-S Certificates will be guaranteed by Fannie Mae)

Long Beach Mortgage Loan Trust 2002-1

Class [(1) (2)]	Approximate Size $	Certificate Type	Estimated WAL (yrs) Call	Est. Prin. Window (mos) Call	Expected Final Distribution Date (to Call)	Expected Ratings		
						Moody's	S&P	Fitch
Fannie Mae Certificates								
I-A [(3)]	887,500,000	Sen – Flt	2.75	1-91	Nov. 2009	Fannie Mae Guaranty		
I-S [(4)]	Notional	IO – Decl	1.15	1-30	Oct. 2004	Fannie Mae Guaranty		
Non Fannie Mae Certificates								
II-A1 [(3)]	386,750,000	Sen – Flt	2.84	1-91	Nov. 2009	Aaa	AAA	AAA
II-A2	57,500,000	Sen – Fxd	0.95	1-22	Feb. 2004	Aaa	AAA	AAA
II-A3	39,600,000	Sen – Fxd	3.00	22-57	Jan. 2007	Aaa	AAA	AAA
II-A4 [(3)]	26,150,000	Sen – Fxd	6.74	57-91	Nov. 2009	Aaa	AAA	AAA
II-S [(4)]	Notional	IO – Decl	1.15	1-30	Oct. 2004	Aaa	AAA	AAA
II-M1 [(3)]	33,000,000	Sub – Flt	5.28	38-91	Nov. 2009	Aa2	AA	AA
M2 [(3)]	74,500,000	Sub – Flt	5.13	37-91	Nov. 2009	A2	A	A
M3 [(3)]	68,500,000	Sub – Flt	5.08	37-91	Nov. 2009	Baa2	BBB-	BBB
II-M4 [(3)(5)]	2,400,000	Sub – Flt	4.69	37-75	July. 2008	N/A	BBB-	N/A

1. *The Class M2 Certificates consist of the I-M2 Component and the II-M2 Component. The Class M3 Certificates consist of the I-M3 Component and the II-M3 Component. The Class I-A Certificates, Class I-S Certificates, the I-M2 Component and the I-M3 Component are backed by the cashflow from a pool of conforming balance, first lien, fixed-rate and adjustable-rate mortgage loans (the "Group I Mortgage Loans"). The Fannie Mae Guaranteed Grantor Trust Certificates represent ownership interests in the Fannie Mae Certificates. The Class II-A Certificates, Class II-S Certificates, Class II-M1 Certificates, the II-M2 Component and the II-M3 Component are backed by the cashflow from a pool of predominately non-conforming balance, first and second lien, fixed-rate and adjustable-rate mortgage loans (the "Group II Mortgage Loans"). The principal balance of each class of offered certificates is subject to a 10% variance.*
2. *The Certificates are subject to a 10% Clean-up Call (as described herein). If the 10% Clean-up Call is not exercised, the Fannie Mae Certificates (as defined herein) and the I-M2 and I-M3 Components will be subject to a 5% Call.*
3. *The Class I-A, Class II-A1, Class II-M1, Class M2, Class M3 and Class II-M4 Certificates are subject to the Net WAC Rate (as described herein). The coupon on the Class II-A4 increases by 50 bps, the margin on the Class I-A and Class II-A1 Certificates doubles and the margin on Class II-M1, Class M2, Class M3 and Class II-M4 Certificates will increase 1.5x after the first distribution date on which the Clean-up Call is exercisable.*
4. *Modified duration and interest payment window.*
5. ***The Class II-M4 may be recast as overcollateralization.***

STRUCTURAL SUMMARY

Prepayment Speed: The Offered Certificates will be priced based on the following collateral prepayment assumptions:

Sub-Prime Fixed Rate	115% PPC1: (100% PPC1: 4% - 20% CPR over 12 months, remaining at 20% CPR thereafter)
Sub-Prime ARM	27% CPR.
Conforming Alt-A	100% PPC2: (100% PPC2: 6% - 18% CPR over 12 months, 18% CPR thereafter)
Non-Conforming Alt-A	125% PPC3: (100% PPC3: 6.4% - 20% CPR over 12 months, 20% CPR thereafter)

Class I-S Notional Schedule: The Class I-S interest only certificates, will be guaranteed by Fannie Mae and related to the Group I Mortgage Loans. The notional amount of the Class I-S Certificates will be equal to the lesser of (i) the sum of the aggregate Stated Principal Balance of the Group I Mortgage Loans and (ii) the following schedule:

Month	Coupon	I-S Notional Amount
1-10	5.25%	$127,500,000
11-20	4.75%	$110,000,000
21-30	4.00%	$95,000,000
31+	0%	$0

Class II-S Notional Schedule: There will be Aaa/AAA/AAA rated interest only Class II-S Certificates, related to the Group II Mortgage Loans. The notional amount of the Class II-S Certificates will be equal to the lesser of (i) the sum of the aggregate Stated Principal Balance of the Group II Mortgage Loans and (ii) the following schedule:

Month	Coupon	II-S Notional Amount
1-10	5.25%	$76,500,000
11-20	4.75%	$66,000,000
21-30	4.00%	$57,000,000
31+	0%	$0

Delivery: Book-entry form through DTC/Euroclear/Clearstream.

TERMS	
Depositor:	Long Beach Securities Corp.
Seller and Master Servicer:	Long Beach Mortgage Company ("***Long Beach***")
Sub-Servicer:	Washington Mutual Bank, FA
Trustee:	Citibank N.A.
Trust Administrator:	Bankers Trust Company of California, N.A.
Lead Underwriter:	Deutsche Banc Alex. Brown
Co-Underwriters:	Banc of America Securities LLC Banc One Capital Markets, Inc. Credit Suisse First Boston Corporation Greenwich Capital Markets, Inc. Lehman Brothers Inc. Morgan Stanley & Co., Incorporated Salomon Smith Barney Inc. WaMu Capital, a division of Washington Mutual Bank, FA
Statistical Cut-off Date:	March 1, 2002.
Cut-off Date:	April 1, 2002.
Expected Pricing Date:	March [7], 2002
Expected Closing Date:	April 2, 2002.
Distribution Date:	The 25th day of each month (or if not a business day, the next succeeding business day) commencing in May 2002.

TERMS	
Offered Certificates:	**Group I Certificates:** Class I-A Certificates and the Class I-S Certificates (the "Fannie Mae Certificates"). The Fannie Mae Guaranteed Grantor Trust Certificates represent ownership interests in the Fannie Mae Certificates. **Group II Certificates:** Class II-A1, Class II-A2, Class II-A3, Class II-A4, Class II-S Class II-M1, and Class II-M4 Certificates, also, the **"Non-Fannie Mae Certificates"**. **Component Certificates:** The Class M2 Certificates will be comprised of the I-M2 Component and II-M2 Component. The I-M2 Component will have an initial principle balance of $[47,500,000] and the II-M2 Component will have an initial principal balance of $[27,000,000]. The Class M3 Certificates will be comprised of the I-M3 Component and II-M3 Component. The I-M3 Component will have an initial principal balance of $[47,500,000] and the II-M3 Component will have an initial principal balance of $[21,000,000]. The Group I Mezzanine Components will be the I-M2 and I-M3 Components and the Group II Mezzanine Components will be the II-M2, II-M3 Components. Class II-A Certificates: Class II-A1 Certificates, Class II-A2 Certificates, Class II-A3 Certificates and Class II-A4 Certificates. Class A Certificates: Class I-A Certificates and Class II-A Certificates. Class S Certificates: Class I-S Certificates and Class II-S Certificates. The Group I Subordinate Certificates and Components will be the Group I Mezzanine Components and the Class I-C Certificates. The Group II Subordinate Certificates and Components will be the Class II M1 Certificates, the Group II Mezzanine Components, the Class II-M4 Certificates and the Class II-C Certificates.
Non-Offered Certificates:	Class I-C, Class II-C, Class I-P, Class II-P and Class R Certificates
The Mortgage Loans:	The description of the Mortgage Loans herein is as of the Statistical Cut-off Date. As of the Statistical Cut-off Date the Mortgage Loans consist of a pool of fixed and adjustable rate, fully amortizing, one-to four-family, first and second lien residential mortgage loans. The Mortgage Loans will consist of [8,109] loans, with a principal balance of $[1,298,754,588]. The Mortgage Loans will be broken into two groups based on loan balances at origination. Group I will consist of [6,373] first lien, adjustable rate and fixed rate loans with an aggregate principal balance of $[802,944,615] and has original principal balances that conform to Fannie Mae loan limits. Group II will consist of [1,736] first and second lien, adjustable rate and fixed rate loans with an aggregate principal balance of $[495,809,972] and predominantly consists of loans that have original principal balances that do not conform to Fannie Mae loan limits. Within Group II there will be approximately [566] Alt-A mortgage loans with an aggregate principal balance of $[111,561,121]. These Alt-A mortgage loans were underwritten according to Long Beach Mortgage Company's Alt-A guidelines and have a credit grade that would be consistent with their standard "AA" borrower. The statistical pool will be enhanced by additional loans provided by Long Beach on the Closing Date. It is anticipated that the total collateral balance will be approximately $[1,600,000,000] on the Closing Date.

TERMS	
Record Date:	With respect to any Distribution Date, for the Class I-S, II-S, II-A2, II-A3 and II-A4 Certificates, will be the last business day of the month immediately preceding the Distribution Date (for the first Distribution Date, the Closing Date). With respect to any Distribution Date, for the Class I-A, II-A1, II-M1, M2, M3 and II-M4 Certificates, will be the business day immediately preceding the Distribution Date.
Rating Agencies:	Standard and Poor's Rating Services ("***S&P***"), Moody's Investors Service, Inc. ("***Moody's***") and Fitch, Inc. ("***Fitch***") will rate the Offered Certificates, other than Fannie Mae Certificates and the Class II-M4 Certificates. S&P will rate the Class II-M4 Certificates.
Federal Tax Status:	The Offered Certificates will be treated as REMIC regular interests for Federal income tax purposes.
Registration:	The Offered Certificates will be available in book-entry form through DTC and upon request through Clearstream, Luxembourg and the Euroclear System.
ERISA Eligibility:	The Offered Certificates are expected to be ERISA eligible.
SMMEA Eligibility:	The Fannie Mae Certificates will constitute legal investments pursuant to SMMEA. All other Offered Certificates are ***not*** expected to constitute "mortgage related securities" for purposes of SMMEA.
Accrued Interest:	The Class I-S, II-S, II-A2, II-A3 and II-A4 Certificates, collectively the "Fixed Rate Certificates", will settle with accrued interest from April [1], 2002 up to, but not including, the Closing Date [1 day]. All other Certificates will settle with no accrued interest ("flat").
Accrual Period:	With respect to any Distribution Date, for the Class I-A, II-A1, II-M1, M2, M3, and II-M4 Certificates, will be the period beginning on the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (based on an actual/360 year basis). With respect to any Distribution Date, for the Class I-S, II-S, II-A2, II-A3 and II-A4 Certificates, will be the calendar month immediately preceding such Distribution Date (based on a 360-day year consisting of twelve 30-day months).
Clean-up Call:	The terms of the transaction allow for a clean-up call which may be exercised by the Master Servicer once the aggregate Stated Principal Balance of the Mortgage Loans is less than or equal to 10% of the aggregate Stated Principal Balance of the Mortgage Loans on the Closing Date. Fannie Mae has the option to repurchase all of the Group I Mortgage Loans, after the Group I Stepdown Date, if (i) the Clean-up Call is not exercised, (ii) the Class I-A Certificates are still outstanding and (iii) the aggregate Stated Principal Balance of the Group I Mortgage Loans is less than or equal to 5% of the aggregate Stated Principal Balance of the Group I Mortgage Loans on the Closing Date. **This may result in the full prepayment of the Group I Certificates and Group I Mezzanine Components.**
Fannie Mae Guaranty:	Fannie Mae will guarantee timely payment of interest on the Fannie Mae Certificates at the applicable Pass-Through Rate and the ultimate payment of principal on the Class I-A Certificates.

TERMS	
Adjusted Net Mortgage Rate:	For any Mortgage Loan on any Distribution Date, shall be a per annum rate equal to the applicable mortgage rate for such Mortgage Loan as of the first day of the month preceding the month in which such Distribution Date occurs minus the servicing fee rate and, in the case of certain Alt-A Mortgage Loans, a MGIC insurance premium.
Adjusted Net Maximum Mortgage Rate:	For any Mortgage Loan on any Distribution Date, shall be a per annum rate equal to the applicable maximum mortgage rate for such Mortgage Loan (or the mortgage rate in the case of any fixed-rate Mortgage Loans) as of the first day of the month preceding the month in which the Distribution Date occurs minus the servicing fee rate and, in the case of certain Alt-A Mortgage Loans, a MGIC insurance premium.
Pass-Through Rate:	For each class of Offered Certificates or Component (other than the Class I-S, II-S, II-A2, II-A3 and II-A4 Certificates) for any Distribution Date other than the first Distribution Date will be equal to the lesser of (i) the related Formula Rate and (ii) the related Net WAC Rate. The Pass-Through Rate for each class of Offered Certificates or Component (other than the Class I-S, II-S II-A2, II-A3 and II-A4 Certificates) for the first Distribution Date will be equal to the related Formula Rate. The Pass-Through Rate for the Class I-S and the Class II-S Certificates will be [5.25]% per annum for the first 10 Accrual Periods, [4.75]% per annum for the second 10 Accrual Periods, [4.00]% per annum for the third 10 Accrual Periods and 0.00% per annum thereafter. The Pass-Through Rate for the Class II-A2, II-A3 and II-A4 Certificates will be a fixed rate determined on the Expected Pricing Date and listed on the cover of the prospectus supplement.
Formula Rate:	On each class of Offered Certificates or Component (other than the Class I-S, II-S, II-A2, II-A3 and II-A4 Certificates) will be the lesser of (i) One-Month LIBOR plus the related margin and (ii) the related Maximum Cap Rate.

TERMS	
Net WAC Rate:	**Group I Net WAC Rate** for any Distribution Date (other than the first Distribution Date) with respect to the Class I-A Certificates and the Group I Mezzanine Components is (a) a per annum rate equal to the excess, if any, of (i) the weighted average of the Adjusted Net Mortgage Rates of the Group I Mortgage Loans, weighted on the basis of the Stated Principal Balances thereof as of the Due Date in the month preceding the month of such Distribution Date, over (ii) the sum of (A) the product of (I) the Guaranty Fee Rate and (II) the percentage equivalent of a fraction, the numerator of which is (w) the Certificate Principal Balance of the Class I-A Certificates immediately prior to such Distribution Date, and the denominator of which is (x) the aggregate Stated Principal Balance of the Group I Mortgage Loans as of the first day of the month preceding the month of such Distribution Date, and (B) the percentage equivalent of a fraction, the numerator of which is (y) the Pass-Through Rate for the Class I-S Certificates for such Distribution Date multiplied by the Class I-S Notional Amount immediately prior to such Distribution Date, and the denominator of which is (z) the aggregate Stated Principal Balance of the Group I Mortgage Loans as of the first day of the month preceding the month of such Distribution Date multiplied by (b) a fraction the numerator of which is 30 and the denominator of which is the actual number of days elapsed in the related Accrual Period. **Group II Net WAC Rate** for any Distribution Date (other than the first Distribution Date) with respect to the Class II-A1 Certificates, the Class II-M1 Certificates, the Class II-M4 Certificates and the Group II Mezzanine Components is (a) a per annum rate equal to the excess, if any, of (i) the weighted average of the Adjusted Net Mortgage Rates of the Group II Mortgage Loans, weighted on the basis of the Stated Principal Balances thereof as of the Due Date in the month preceding the month of such Distribution Date, over (ii) the percentage equivalent of a fraction, the numerator of which is (y) the Pass-Through Rate for the Class II-S Certificates for such Distribution Date multiplied by the Class II-S Notional Amount immediately prior to such Distribution Date, and the denominator of which is (z) the aggregate Stated Principal Balance of the Group II Mortgage Loans, as of the first day of the month preceding the month of such Distribution Date, multiplied by (b) a fraction the numerator of which is 30 and the denominator of which is the actual number of days elapsed in the related Accrual Period.

TERMS	
Maximum Cap Rate:	**Group I Maximum Cap Rate** for any Distribution Date with respect to the Class I-A Certificates and the Group I Mezzanine Components is (a) a per annum rate equal to the excess, if any, of (i) the weighted average of the Adjusted Net Maximum Mortgage Rates of the Group I Mortgage Loans, weighted on the basis of the Stated Principal Balances thereof as of the Due Date in the month preceding the month of such Distribution Date, over (ii) the sum of (A) the product of (I) the Guaranty Fee Rate and (II) the percentage equivalent of a fraction, the numerator of which is (w) the Certificate Principal Balance of the Class I-A Certificates immediately prior to such Distribution Date, and the denominator of which is (x) the aggregate Stated Principal Balance of the Group I Mortgage Loans as of the first day of the month preceding the month of such Distribution Date, and (B) the percentage equivalent of a fraction, the numerator of which is (y) the Pass-Through Rate for the Class I-S Certificates for such Distribution Date multiplied by the I-S Notional Amount immediately prior to such Distribution Date, and the denominator of which is (z) the aggregate Stated Principal Balance of the Group I Mortgage Loans as of the Due Date in the month preceding the month of such Distribution Date multiplied by (b) a fraction the numerator of which is 30 and the denominator of which is the actual number of days elapsed in the related Accrual Period. **Group II Maximum Cap Rate** for any Distribution Date with respect to the Class II-A1 II Certificates, the Class II-M1 Certificates, the Class II-M4 Certificates and the Group II Mezzanine Components is (a) a per annum rate equal to the excess, if any, of (i) the weighted average of the Adjusted Net Maximum Mortgage Rates of the Group II Mortgage Loans, weighted on the basis of the Stated Principal Balances thereof as of the Due Date in the month preceding the month of such Distribution Date, over (ii) the percentage equivalent of a fraction, the numerator of which is (y) the Pass-Through Rate for the Class II-S Certificates for such Distribution Date multiplied by the Class II-S Notional Amount immediately prior to such Distribution Date, and the denominator of which is (z) the aggregate Stated Principal Balance of the Group II Mortgage Loans as of the Due Date in the month preceding the month of such Distribution Date multiplied by (b) a fraction the numerator of which is 30 and the denominator of which is the actual number of days elapsed in the related Accrual Period.
Net WAC Rate Carryover Amount:	If on any Distribution Date, the Pass-Through Rate for the Class I-A Certificates, the Class II-A1 Certificates, the Class II-M1 Certificates, the Class II-M4 Certificates or any Mezzanine Component is the related Net WAC Rate (other than the first Distribution Date), then the "Net WAC Rate Carryover Amount" for such class of Certificates or Component for such Distribution Date is an amount equal to the sum of (i) the positive excess of (x) the amount of interest that would have been distributable to such class of Certificates or Component on such Distribution Date if the Pass-Through Rate for such class of Certificates or Component for such Distribution Date were calculated at the related Formula Rate over (y) the amount of interest payable on such class of Certificates or Component at the related Net WAC Rate for such Distribution Date and (ii) the related Net WAC Rate Carryover Amount for the previous Distribution Date not previously distributed together with interest thereon at a rate equal to the related Formula Rate for such class of Certificates or Component for the most recently ended Accrual Period. Any Net WAC Rate Carryover Amount on the Class I-A Certificates, the Class II-A1 Certificates, the Class II-M1 Certificates, the Class II-M4 Certificates and the Mezzanine Components will be paid on such Distribution Date or future Distribution Dates from and to the extent of funds available therefor.

TERMS	
Credit Enhancement:	Credit enhancement is provided by excess interest, overcollateralization, subordination and cross-collateralization, and in the case of the Fannie Mae Certificates only, the Fannie Mae Guaranty.
Group I Net Monthly Excess Cashflow:	For any Distribution Date, is the amount equal to the sum of (a) any Group I Overcollateralization Release Amount for such Distribution Date and (b) the positive excess of (x) the Group I Available Funds for such Distribution Date over (y) the sum for such Distribution Date of (A) the Monthly Interest Distributable Amounts for the Group I Certificates and the Group I Mezzanine Components, (B) the Unpaid Interest Shortfall Amounts for the Class I-A Certificates and Class I-S Certificates, (C) the Guaranty Fee, (D) any Guarantor reimbursements to Fannie Mae and (E) the Group I Principal Remittance Amount.
Group II Net Monthly Excess Cashflow:	For any Distribution Date, is the amount equal to the sum of (a) any Group II Overcollateralization Release Amount for such Distribution Date and (b) the positive excess of (x) the Group II Available Funds for such Distribution Date over (y) the sum for such Distribution Date of (A) the Monthly Interest Distributable Amounts for the Group II Certificates and the Group II Mezzanine Components, (B) the Unpaid Interest Shortfall Amounts for the Class II-A Certificates and Class II-S Certificates and (C) the Group II Principal Remittance Amount.
Group I Overcollateralized Amount:	For any Distribution Date, is the amount, if any, by which (i) the aggregate Stated Principal Balance of the Group I Mortgage Loans on the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) exceeds (ii) the sum of the aggregate Certificate Principal Balances of the Class I-A Certificates and the Class I-P Certificates and the aggregate Component Principal Balances of the Group I Mezzanine Components as of such Distribution Date (after giving effect to distributions of principal to be made on such Distribution Date, other than payment of the Group I Extra Principal Distribution Amount, if any). On the Closing Date, the Group I Overcollateralized Amount will equal approximately [1.75]% of the Stated Principal Balance of the Group I Mortgage Loans, as of the Cut-off Date, and will grow to a target of approximately [2.00]% of the Stated Principal Balance of the Group I Mortgage Loans, as of the Cut-off Date. To the extent the Group I Overcollateralized Amount is reduced below the Group I Overcollateralization Target Amount, the Group I Net Monthly Excess Cashflow will be used on each Distribution Date, to the extent available, to make additional payments of principal on the Class I-A Certificates and the Group I Mezzanine Components then entitled to principal until the Group I Overcollateralized Amount equals the Group I Overcollateralization Target Amount.

TERMS	
Group II Overcollateralized Amount:	For any Distribution Date, is the amount, if any, by which (i) the aggregate Stated Principal Balance of the Group II Mortgage Loans on the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) exceeds (ii) the sum of the aggregate Certificate Principal Balances of the Class II-A Certificates, the Class II-M1 Certificates, the Class II-M4 Certificates and the Class II-P Certificates and the aggregate Component Principal Balances of the Group II Mezzanine Components as of such Distribution Date (after giving effect to distributions of principal to be made on such Distribution Date, other than payment of the Group II Extra Principal Distribution Amount, if any). On the Closing Date, the Group II Overcollateralized Amount will be fully funded, and will equal approximately [1.10]% of the Stated Principal Balance of the Group II Mortgage Loans, as of the Cut-off Date. To the extent the Group II Overcollateralized Amount is reduced below the Group II Overcollateralization Target Amount, the Group II Net Monthly Excess Cashflow will be used on each Distribution Date, to the extent available, to make additional payments of principal on the Group II Certificates and the Group II Mezzanine Components then entitled to principal until the Group II Overcollateralized Amount equals the Group II Overcollateralization Target Amount.
Overcollateralization Deficiency Amount:	With respect to any loan group and any Distribution Date equals the amount, if any, by which the related Overcollateralization Target Amount exceeds the related Overcollateralized Amount on such Distribution Date (assuming that 100% of the related Principal Remittance Amount is applied as a principal payment on such Distribution Date).
Group I Overcollateralization Target Amount:	With respect to any Distribution Date (i) prior to the Group I Stepdown Date, $[20,000,000], (ii) on or after the Group I Stepdown Date, provided a Group I Trigger Event is not in effect, the greater of (x) [4.00]% of the aggregate Stated Principal Balance of the Group I Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (y) $[5,000,000], and (iii) on or after the Group I Stepdown Date, if a Group I Trigger Event is in effect, the Group I Overcollateralization Target Amount for the immediately preceding Distribution Date. The Group I Overcollateralization Target Amount, however, will never exceed the Group I Overcollateralization Target Amount in provision (i) above.
Group II Overcollateralization Target Amount:	With respect to any Distribution Date (i) prior to the Group II Stepdown Date, $[6,600,000], (ii) on or after the Group II Stepdown Date, provided a Group II Trigger Event is not in effect, the greater of (x) [2.20]% of the aggregate Stated Principal Balance of the Group II Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (y) $[3,000,000] and (iii) on or after the Group II Stepdown Date, if Group II Trigger Event is in effect, the Group II Overcollateralization Target Amount for the immediately preceding Distribution Date. The Group II Overcollateralization Target Amount, however, will never exceed the initial Group II Overcollateralization Target Amount.

TERMS

Overcollateralization Release Amount: With respect to any loan group and any Distribution Date, the lesser of (x) the related Principal Remittance Amount for such Distribution Date and (y) the excess, if any, of (i) the related Overcollateralized Amount for such Distribution Date (assuming that 100% of the related Principal Remittance Amount is applied as a principal payment on such Distribution Date) over (ii) the related Overcollateralization Target Amount for such Distribution Date.

Stepdown Date: For each loan group, the earlier of (x) the Distribution Date in May 2005 and (y) the Distribution Date on which the Certificate Principal Balance of the related Class A Certificates has been reduced to zero.

Initial Credit Support:

Initial Group I Credit Support		Initial Group II Credit Support	
Class I-A	[11.25]%	Classes II-A1, II-A2, II-A3, II-A4	[15.00]%
		Class II-M1	[9.50]%
I-M2 Component	[6.50]%	II-M2 Component	[5.00]%
I-M3 Component	[1.75]%	II-M3 Component	[1.50]%
		Class II-M4	[1.10]%

Credit Enhancement Percentage: **Group I Credit Enhancement Percentage** for any Distribution Date, is the percentage obtained by dividing (x) the sum of the aggregate Component Principal Balance of the Group I Mezzanine Components and the aggregate Certificate Principal Balance of the Class I-C Certificates by (y) the aggregate Stated Principal Balance of the Group I Mortgage Loans, calculated prior to taking into account payments of principal on the Group I Mortgage Loans due on the related Due Date or received during the related Prepayment Period and distribution of the Group I Principal Distribution Amount in respect of the Certificates and Components then entitled to distributions of principal on such Distribution Date.

Group II Credit Enhancement Percentage For any Distribution Date, is the percentage obtained by dividing (x) the sum of the aggregate Certificate Principal Balance of the Class II-M1 Certificates, the Class II-M4 Certificates and the Class II-C Certificates and the aggregate Component Principal Balance of the Group II Mezzanine Components by (y) the aggregate Stated Principal Balance of the Group II Mortgage Loans, calculated prior to taking into account payments of principal on the Group II Mortgage Loans due on the related Due Date or received during the related Prepayment Period and distribution of the Group II Principal Distribution Amount in respect of the Certificates and Components then entitled to distributions of principal on such Distribution Date.

Group I Delinquency Trigger Event: Is in effect with respect to any Distribution Date, if the percentage obtained by dividing (x) the aggregate Stated Principal Balance of the Group I Mortgage Loans that are delinquent 60 days or more by (y) the aggregate Stated Principal Balance of the Group I Mortgage Loans in each case, calculated prior to taking into account payments of principal on the Group I Mortgage Loans due on the related Due Date or received during the related Prepayment Period, exceeds [80]% of the Group I Credit Enhancement Percentage.

Group II Delinquency Trigger Event: Is in effect with respect to any Distribution Date, if the percentage obtained by dividing (x) the Stated Principal Balance of the Group II Mortgage Loans that are delinquent 60 days or more by (y) the aggregate Stated Principal Balance of the Group II Mortgage Loans, in each case, calculated prior to taking into account payments of principal on the Group II Mortgage Loans due on the related Due Date or received during the related Prepayment Period, exceeds [40]% of the Group II Credit Enhancement Percentage.

TERMS

Group I Cumulative Loss Trigger Event: Is in effect with respect to any Distribution Date, if the percentage obtained by dividing (x) the aggregate amount of Realized Losses incurred from the Cut-off Date through the last day of the related Due Period by (y) the Stated Principal Balance of the Group I Mortgage Loans as of the Cut-off Date exceeds the applicable percentages described below with respect to such Distribution Date.

Distribution Date Occurring in	Loss Percentage
May 05 through April 06	[2.50]% for the first month, plus an additional 1/12th of [1.75]%for each month thereafter.
May 06 through April 07	[4.25]% for the first month, plus an additional 1/12th of [1.00]%for each month thereafter.
May 07 through April 08	[5.25]% for the first month, plus an additional 1/12th of [0.70]%for each month thereafter.
May 08 through April 09	[6.00]% for the first month, plus an additional 1/12th of [0.75]%for each month thereafter.
May 09 and thereafter	[6.75]%

Group II Cumulative Loss Trigger Event: Is in effect with respect to any Distribution Date, if the percentage obtained by dividing (x) the aggregate amount of Realized Losses incurred from the Cut-off Date through the last day of the related Due Period by (y) the Stated Principal Balance of the Group II Mortgage Loans as of the Cut-off Date exceeds the applicable percentages described below with respect to such Distribution Date.

Distribution Date Occurring in	Loss Percentage
May 05 through April 06	[2.00]% for the first month, plus an additional 1/12th of [1.25]%for each month thereafter.
May 06 through April 07	[3.25]% for the first month, plus an additional 1/12th of [0.75]%for each month thereafter.
May 07 through April 08	[4.00]% for the first month, plus an additional 1/12th of [0.75]%for each month thereafter.
May 08 through April 09	[4.75]% for the first month, plus an additional 1/12th of [0.75]%for each month thereafter.
May 09 and thereafter	[5.25]%

Group I Trigger Event: Is in effect with respect to any Distribution Date if either a Group I Cumulative Loss Trigger Event or a Group I Delinquency Trigger Event is in effect on such Distribution Date.

Group II Trigger Event: Is in effect with respect to any Distribution Date if either a Group II Cumulative Loss Trigger Event or a Group II Delinquency Trigger Event is in effect on such Distribution Date.

TERMS	
Group I Available Funds:	Distributions with respect to the Group I Certificates and the Group I Mezzanine Components will be made on each Distribution Date generally from the Group I Available Funds. With respect to any Distribution Date, the **Group I Available Funds** will be equal to the sum of the following amounts with respect to the Group I Mortgage Loans, net of amounts reimbursable therefrom to the Master Servicer, the Trustee, or the Trust Administrator: (i) the aggregate amount of monthly payments on the Group I Mortgage Loans due on the related Due Date and received by the Determination Date (as defined in the pooling agreement), after deduction of the Servicing Fee in respect of the Group I Mortgage Loans for such Distribution Date and any accrued and unpaid Servicing Fees in respect of the Group I Mortgage Loans in respect of any prior Distribution Dates, (ii) certain unscheduled payments in respect of the Group I Mortgage Loans, including prepayments, Insurance Proceeds, Net Liquidation Proceeds and proceeds from repurchases of and substitutions for such Group I Mortgage Loans occurring during the related Prepayment Period, excluding prepayment charges, and (iii) payments from the Master Servicer in connection with advances and prepayment interest shortfalls in respect of the Group I Mortgage Loans for such Distribution Date. The holders of the Class I-P Certificates will be entitled to all prepayment charges received on the Group I Mortgage Loans and such amounts will not be available for distribution to the Group I Certificates or the Group I Mezzanine Components.
Group II Available Funds:	Distributions with respect to the Group II Certificates and the Group II Mezzanine Components will be made on each Distribution Date generally from the Group II Available Funds. With respect to any Distribution Date, the **Group II Available Funds** will be equal to the sum of the following amounts with respect to the Group II Mortgage Loans, net of amounts reimbursable therefrom to the Master Servicer, the Trustee, or the Trust Administrator: (i) the aggregate amount of monthly payments on the Group II Mortgage Loans due on the related Due Date and received by the Trustee by the Determination Date (as defined in the pooling agreement), after deduction of the Servicing Fee in respect of the Group II Mortgage Loans for such Distribution Date and any accrued and unpaid Servicing Fees in respect of the Group II Mortgage Loans in respect of any prior Distribution Dates, (ii) certain unscheduled payments in respect of the Group II Mortgage Loans, including prepayments, Insurance Proceeds, Net Liquidation Proceeds and proceeds from repurchases of and substitutions for such Group II Mortgage Loans occurring during the related Prepayment Period, excluding prepayment charges, and (iii) payments from the Master Servicer in connection with advances and prepayment interest shortfalls in respect of the Group II Mortgage Loans for such Distribution Date. The holders of the Class II-P Certificates will be entitled to all prepayment charges received on the Group II Mortgage Loans and such amounts will not be available for distribution to the Group II Certificates or the Group II Mezzanine Components.
Due Period:	With respect to any Distribution Date is the period commencing on the second day of the month preceding the month in which such Distribution Date occurs and ending on the first day of the month in which such Distribution Date occurs.

TERMS	
Monthly Interest Distributable Amount:	For any Distribution Date and each class of Certificates or Component equals the amount of interest accrued during the related Accrual Period at the related Pass-Through Rate on the Certificate Principal Balance of such class of Certificates or Component Principal Balances of such Component (or Notional Amount in the case of the Class I-S Certificates and Class II-S Certificates) immediately prior to such Distribution Date reduced by any prepayment interest shortfalls, in excess of the amount covered by the Master Servicer, allocated to such class of Certificates or Component and by any shortfalls resulting from the application of the Relief Act allocated to such class of Certificates or Component. **However, the Fannie Mae Guaranty covers any such interest shortfalls allocable to the Fannie Mae Certificates.**
Group I Interest Distributions:	On each Distribution Date, the Trust Administrator shall withdraw from the Distribution Account that portion of Group I Available Funds equal to the Group I Interest Remittance Amount for such Distribution Date, and make the following disbursements and transfers in the order of priority described below, in each case to the extent of the Group I Interest Remittance Amount remaining for such Distribution Date: *first*, to Fannie Mae for payment of (i) the Guaranty Fee and (ii) any Guarantor Reimbursement Amount then due; *second*, concurrently, to the Class I-A Certificates and the Class I-S Certificates the Monthly Interest Distributable Amount and any Unpaid Interest Shortfall Amount for such classes, allocated between the Class I-A Certificates and the Class I-S Certificates *pro rata*, based on their respective entitlements; *third*, to the I-M2 Component, the related Monthly Interest Distributable Amount; and *fourth*, to the I-M3 Component, the related Monthly Interest Distributable Amount.
Group II Interest Distributions:	On each Distribution Date, the Trust Administrator shall withdraw from the Distribution Account that portion of Group II Available Funds equal to the Group II Interest Remittance Amount for such Distribution Date, and make the following disbursements and transfers in the order of priority described below, in each case to the extent of the Group II Interest Remittance Amount remaining for such Distribution Date: *first*, concurrently, to the Class II-A1 Certificates, the Class II-A2 Certificates, the Class II-A3 Certificates, Class II-A4 Certificates and the Class II-S Certificates the Monthly Interest Distributable Amount and any Unpaid Interest Shortfall Amount for such classes, allocated among the Class II-A1 Certificates, the Class II-A2 Certificates, the Class II-A3 Certificates, Class II-A4 Certificates and the Class II-S Certificates *pro rata*, based on their respective entitlements; *second*, to the Class II-M1 Certificates, the related Monthly Interest Distributable Amount; *third*, to the II-M2 Component, the related Monthly Interest Distributable Amount; *fourth*, to the II-M3 Component, the related Monthly Interest Distributable Amount; and *fifth*, to the Class II-M4 Certificates, the related Monthly Interest Distributable Amount.

TERMS	
Unpaid Interest Shortfall Amount:	(i) For each class of Offered Certificates and the first Distribution Date, zero, and (ii) with respect to each class of Certificates or Components and any Distribution Date after the first Distribution Date, the amount, if any, by which (a) the sum of (1) the Monthly Interest Distributable Amount for such class of Certificates or Component for the immediately preceding Distribution Date and (2) the outstanding Unpaid Interest Shortfall Amount, if any, for such class of Certificates or Component for such preceding Distribution Date exceeds (b) the aggregate amount distributed on such class of Certificates or Component in respect of interest pursuant to clause (a) of this definition on such preceding Distribution Date, plus interest on the amount of interest due but not paid on the class of Certificates or Component on such preceding Distribution Date, to the extent permitted by law, at the Pass-Through Rate for such class of Certificates or Component for the related Accrual Period.
Allocation of Interest Shortfalls:	On any Distribution Date, any shortfalls resulting from the application of the Relief Act and any prepayment interest shortfalls to the extent not covered by compensating interest paid by the Master Servicer will be allocated, first, to the Monthly Interest Distributable Amount with respect to the Class I-C Certificates (if such shortfalls are related to the Group I Mortgage Loans) or the Class II-C Certificates (if such shortfalls are related to the Group II Mortgage Loans) and thereafter, to the Monthly Interest Distributable Amounts with respect to the Fannie Mae Certificates and the Group I Mezzanine Components (if such shortfalls are related to the Group I Mortgage Loans) or the Class II-A Certificates, the Class II-S Certificates, the Class II-M1 Certificates, the Class II-M4 Certificates and the Group II Mezzanine Components (if such shortfalls are related to the Group II Mortgage Loans), in each case, on a *pro rata* basis based on the respective amounts of interest accrued on such Certificates or Components for such Distribution Date. If on any Distribution Date, as a result of the foregoing allocation rules, the Class A Certificates or the Class S Certificates do not receive the related Monthly Interest Distributable Amount and the related Unpaid Interest Shortfall Amount, if any, then such unpaid amounts will be recoverable by the holders of such classes (in the case of Class I-A Certificates and Class I-S Certificates only if the Guarantor defaults under the Guaranty), with interest thereon, on future Distribution Dates, as Unpaid Interest Shortfall Amounts, subject to the priorities described in this prospectus supplement. **The Fannie Mae Certificates will not incur any Relief Act shortfalls or any prepayment interest shortfalls, as long as Fannie Mae does not default on its obligation. The holders of the Certificates, other than the Fannie Mae Certificates, will not be entitled to reimbursement for any Relief Act shortfalls and will be reimbursed for any prepayment interest shortfalls only to the extent covered by the Master Servicer. The holders of the Certificates are not entitled to any Net WAC Carryover Amount, other than through a disbursement of the related Net Monthly Excess Cashflow (through the use of a Reserve Fund), if available, pursuant to the "Overcollateralization Provisions" section herein.**

TERMS	
Group I Interest Remittance Amount:	With respect to any Distribution Date is that portion of the Group I Available Funds for such Distribution Date attributable to interest received or advanced with respect to the Group I Mortgage Loans or to compensating interest paid by the Master Servicer with respect to the Group I Mortgage Loans.
Group II Interest Remittance Amount:	With respect to any Distribution Date is that portion of the Group II Available Funds for such Distribution Date attributable to interest received or advanced with respect to the Group II Mortgage Loans or to compensating interest paid by the Master Servicer with respect to the Group II Mortgage Loans.
Group I Principal Distributions:	On each Distribution Date (a) prior to the Group I Stepdown Date or (b) on which Group I Trigger Event is in effect, the Trust Administrator shall withdraw from the Distribution Account that portion of Group I Available Funds equal to the Group I Principal Distribution Amount for such Distribution Date, and make the following disbursements and transfers in the order of priority described below, in each case to the extent of the Group I Principal Distribution Amount remaining for such Distribution Date: *first*, to Fannie Mae for payment of (i) the Guaranty Fee and (ii) any Guarantor Reimbursement Amount then due (to the extent not paid from the Group I Interest Remittance Amount for such Distribution Date); *second*, to the Class I-A Certificates, until the Certificate Principal Balance thereof has been reduced to zero; *third*, to the I-M2 Component, until the Component Principal Balance thereof has been reduced to zero; and *fourth*, to the I-M3 Component, until the Component Principal Balance thereof has been reduced to zero. On each Distribution Date (a) on or after the Group I Stepdown Date and (b) on which Group I Trigger Event is not in effect, the Trust Administrator shall withdraw from the Distribution Account that portion of Group I Available Funds equal to the Group I Principal Distribution Amount for such Distribution Date, and make the following disbursements and transfers in the order of priority described below, in each case to the extent of the Group I Principal Distribution Amount remaining for such Distribution Date: *first*, to pay Fannie Mae its Guaranty Fee and to reimburse Fannie Mae for any advances under its guaranty (to the extent not paid from the Group I Interest Remittance Amount for such Distribution Date); *second*, to the Class I-A Certificates, the Class I-A Principal Distribution Amount until the Certificate Principal Balance thereof has been reduced to zero; *third*, to the I-M2 Component, the I-M2 Component Principal Distribution Amount until the Component Principal Balance thereof has been reduced to zero; and *fourth*, to the I-M3 Component, the I-M3 Component Principal Distribution Amount until the Component Principal Balance thereof has been reduced to zero.

TERMS	
Group II Principal Distributions:	On each Distribution Date (a) prior to the Group II Stepdown Date or (b) on which Group II Trigger Event is in effect, the Trust Administrator shall withdraw from the Distribution Account that portion of Group II Available Funds equal to the Group II Principal Distribution Amount for such Distribution Date, and make the following disbursements and transfers in the order of priority described below, in each case to the extent of the Group II Principal Distribution Amount remaining for such Distribution Date: *first,* (i) concurrently, to the Class II-A1 Certificates, the Class II-A1 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero, and to the Class II-A2 Certificates, the Class II-A Remaining Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero; then (ii) to the Class II-A3 Certificates, any portion of the Class II-A Remaining Principal Distribution Amount that remains following the distribution to the Class II-A2 Certificates in clause (i), until the Certificate Principal Balance thereof has been reduced to zero; then (iii) to the Class II-A4 Certificates, any portion of the Class II-A Remaining Principal Distribution Amount that remains following the distribution to the Class II-A3 Certificates in clause (ii), until the Certificate Principal Balance thereof has been reduced to zero; *second,* to Class II-M1 Certificates, until the Certificate Principal Balance thereof has been reduced to zero; *third,* to the II-M2 Component, until the Component Principal Balance thereof has been reduced to zero; *fourth,* to the II-M3 Component, until the Component Principal Balance thereof has been reduced to zero; and *fifth,* to the Class II-M4 Certificates, until the Certificate Principal Balance thereof has been reduced to zero. On each Distribution Date (a) on or after the Group II Stepdown Date and (b) on which Group II Trigger Event is not in effect, the Trust Administrator shall withdraw from the Distribution Account that portion of Group II Available Funds equal to the Group II Principal Distribution Amount for such Distribution Date, and make the following disbursements and transfers in the order of priority described below, in each case to the extent of the Group II Principal Distribution Amount remaining for such Distribution Date: *first,* (i) concurrently, the Class II-A1 Certificates, the Class II-A1 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero, and to the Class II-A2 Certificates, the Class II-A Remaining Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero; then (ii) to the Class II-A3 Certificates, any portion of the Class II-A Remaining Principal Distribution Amount that remains following the distribution to the Class II-A2 Certificates in clause (i), until the Certificate Principal Balance thereof has been reduced to zero; then (iii) to the Class II-A4 Certificates, any portion of the Class II-A Remaining Principal Distribution Amount that remains following the distribution to the Class II-A3 Certificates in clause (ii), until the Certificate Principal Balance thereof has been reduced to zero; *second,* to the Class II-M1 Certificates, the Class II-M1 Principal Distribution Amount until the Certificate Principal Balance thereof has been reduced to zero; *third,* to the II-M2 Component, the II-M2 Component Principal Distribution Amount until the Component Principal Balance thereof has been reduced to zero; *fourth,* to the II-M3 Component, the II-M3 Component Principal Distribution Amount until the Component Principal Balance thereof has been reduced to zero; and *fifth,* to the holders of the Class II-M4 Certificates, the Class II-M4 Principal Distribution Amount until the Certificate Principal Balance thereof has been reduced to zero.

TERMS	
Effect of Principal Distributions on Class I-A and II-A Certificates:	The allocation of distributions in respect of principal to the Class I-A Certificates or the Class II-A Certificates on each Distribution Date, as the case may be, (a) prior to the Group I Stepdown Date or Group II Stepdown Date, as applicable, or (b) on which a Group I Trigger Event or Group II Trigger Event, as applicable, has occurred, will have the effect of accelerating the amortization of the Class I-A Certificates or the Class II-A Certificates, as the case may be, while, in the absence of Realized Losses, increasing the respective percentage interest in the principal balance of the Mortgage Loans evidenced by the related Group I Subordinate Certificates and Components or Group II Subordinate Certificates and Components. Increasing the respective percentage interest in the Trust of the Group I Subordinate Certificates and Components or Group II Subordinate Certificates and Components relative to that of the Class I-A Certificates or Class II-A Certificates, as applicable, is intended to preserve the availability of the subordination provided by the Group I Subordinate Certificates and Components or Group II Subordinate Certificates and Components, as applicable.

TERMS	
Group I Overcollateralization Provisions:	With respect to any Distribution Date, any Group I Net Monthly Excess Cashflow shall be paid as follows: (i) To the Class I-A Certificates and the Group I Mezzanine Components, in an amount equal to the Group I Extra Principal Distribution Amount, if any, payable to each such class or component as part of the Group I Principal Distribution Amount; (ii) Concurrently, to the Class I-A Certificates and the Class I-S Certificates, in an amount equal to Unpaid Interest Shortfall Amount, allocable between such classes pro rata; (iii) To each such class or component the Group II Certificates and the Group II Mezzanine Components, then entitled to receive distributions in respect of principal, in an amount equal to any remaining Group II Overcollateralization Deficiency Amount after the distribution of the Group II Principal Distribution Amount for such Distribution Date; (iv) To the I-M2 Component, in an amount equal to the Unpaid Interest Shortfall Amount allocable to such component; (v) To the I-M2 Component, in an amount equal to the Allocated Realized Loss Amount allocable to such component; (vi) To the I-M3 Component, in an amount equal to the Unpaid Interest Shortfall Amount allocable to such component; (vii) To the I-M3 Component, in an amount equal to the Allocated Realized Loss Amount allocable to such component; (viii) To the Group I Reserve Fund, to the extent required to pay the Class I-A Certificates and the Group I Mezzanine Components any Net WAC Rate Carryover Amount for such classes or components; (ix) To the Class I-C Certificates as provided in the pooling agreement; (x) To the Class II-C Certificates as provided in the pooling agreement; (xi) If such Distribution Date follows the Prepayment Period during which occurs the latest date on which a prepayment charge may be required to be paid in respect of any Group I Mortgage Loan, to the Class I-P Certificates, in reduction of the Certificate Principal Balance thereof, until the Certificate Principal Balance thereof is reduced to zero; and (xii) Any remaining amounts to the Residual Certificates as provided in the pooling agreement. On each Distribution Date, after making the distributions of the Group I Available Funds, the Trust Administrator will withdraw from the Group I Reserve Fund the amount deposited therein and distribute such amounts to the Class I-A Certificates and the Group I Mezzanine Components, as described in the pooling agreement. On each Distribution Date, the Trust Administrator will withdraw from the Distribution Account all amounts representing prepayment charges in respect of the Group I Mortgage Loans received during the related Prepayment Period and distribute such amounts to the Class I-P Certificates.

TERMS	
Group II Overcollateralization Provisions:	With respect to any Distribution Date, any Group II Net Monthly Excess Cashflow shall be paid as follows: (i) To the Group II Certificates (other than the Class II-S Certificates) and the Group II Mezzanine Components, in an amount equal to the Group II Extra Principal Distribution Amount, if any, payable to each such class or component as part of the Group II Principal Distribution Amount; (ii) Concurrently, to the Class II-A1 Certificates, the Class II-A2 Certificates, the Class II-A3 Certificates, the Class II-A4 Certificates and the Class II-S Certificates, in an amount equal to Unpaid Interest Shortfall Amount, allocable between such classes pro rata; (iii) To the Class I-A Certificates and the Group I Mezzanine Components, then entitled to receive distributions in respect of principal, in an amount equal to any remaining Group I Overcollateralization Deficiency Amount after the distribution of the Group I Principal Distribution Amount for such Distribution Date; (iv) To the Class II-M1 Certificates, in an amount equal to the Unpaid Interest Shortfall Amount allocable to such certificates; (v) To the Class II-M1 Certificates, in an amount equal to the Allocated Realized Loss Amount allocable to such certificates; (vi) To the II-M2 Component, in an amount equal to the Unpaid Interest Shortfall Amount allocable to such component; (vii) To the II-M2 Component, in an amount equal to the Allocated Realized Loss Amount allocable to such component; (viii) To the II-M3 Component, in an amount equal to the Unpaid Interest Shortfall Amount allocable such component; (ix) To the II-M3 Component, in an amount equal to the Allocated Realized Loss Amount allocable to such component; (x) To the Class II-M4 Certificates, in an amount equal to the Unpaid Interest Shortfall Amount allocable to such certificates; (xi) To the Class II-M4 Certificates, in an amount equal to the Allocated Realized Loss Amount allocable to such certificates; (xii) To the Group II Reserve Fund, to the extent required to pay the Group II Certificates (other than the Class II-S Certificates) and the Group II Mezzanine Components, any Net WAC Rate Carryover Amount for such classes or components; (xiii) To the Class II-C Certificates as provided in the pooling agreement; (xiv) To the Class I-C Certificates as provided in the pooling agreement; (xv) If such Distribution Date follows the Prepayment Period during which occurs the latest date on which a prepayment charge may be required to be paid in respect of any Group II Mortgage Loan, to the Class II-P Certificates, in reduction of the Certificate Principal Balance thereof, until the Certificate Principal Balance thereof is reduced to zero; and (xvi) Any remaining amounts to the Residual Certificates as provided in the pooling agreement. On each Distribution Date, after making the distributions of the Group II Available Funds, the Trust Administrator will withdraw from the Group II Reserve Fund the amount deposited therein and distribute such amounts to the holders of the Group II Certificates (other than the Class II-S Certificates), and the Group II Mezzanine Components, as described in the pooling agreement. On each Distribution Date, the Trust Administrator will withdraw from the Distribution Account all amounts representing prepayment charges in respect of the Group II Mortgage Loans received during the related Prepayment Period and distribute such amounts to the Class II-P Certificates.

TERMS	
Allocated Realized Loss Amount:	With respect to any class of the Mezzanine Certificates or any Mezzanine Component, and any Distribution Date, is an amount equal to the sum of any Realized Loss allocated to that class of Certificates or Component on such Distribution Date and any Allocated Realized Loss Amount for that class of Certificates or Component remaining unpaid from the previous Distribution Date.
Realized Losses:	With respect to any defaulted Mortgage Loan that is liquidated, the amount of loss realized equal to the portion of the Principal Balance remaining unpaid after application of all liquidation proceeds and insurance proceeds, net of amounts reimbursable to the Master Servicer for related Advances, Servicing Advances and Servicing Fees in respect of such Mortgage Loan. Any Realized Losses on the Group I Mortgage Loans on any Distribution Date will reduce amounts distributable in respect of, first, the Class I-C Certificates (through the reduction of the Group I Net Monthly Excess Cashflow resulting both from a reduction in the Group I Overcollateralization Release Amount, if any, which reduces the amount of Group I Net Monthly Excess Cashflow and the application of the Group I Net Monthly Excess Cashflow to fund the amount of the Group I Overcollateralization Deficiency Amount, if any, caused by such Realized Losses); second, the I-M3 Component; and third, the I-M2 Component. Any Realized Losses on the Group II Mortgage Loans on any Distribution Date will reduce amounts distributable in respect of, first, the Class II-C Certificates (through the reduction of the Group II Net Monthly Excess Cashflow resulting both from a reduction in the Group II Overcollateralization Release Amount, if any, which reduces the amount of the Group II Net Monthly Excess Cashflow and the application of the Group II Net Monthly Excess Cashflow to fund the amount of the Group II Overcollateralization Deficiency Amount, if any, caused by such Realized Losses); second, the Class II-M4 Certificates; third the II-M3 Component; fourth, the II-M2 Component; and fifth, the Class II-M1 Certificates. An allocation of any Realized Losses to a Mezzanine Certificate or a Mezzanine Component on any Distribution Date will be made by reducing the Certificate or Component Principal Balance thereof, after taking into account all distributions made thereon on such Distribution Date. Realized Losses will not be allocated to the Class I-A Certificates, Class II-A Certificates, Class I-S Certificates or Class II-S Certificates. However, it is possible that under certain loss scenarios there will not be enough principal and interest on the Mortgage Loans to pay the Class I-A Certificates and Class II-A Certificates all interest and principal amounts to which such Certificates are then entitled or enough interest on the Mortgage Loans to pay the Class I-S Certificates and Class II-S Certificates all interest amounts to which such Certificates are then entitled. **In such event, only the Fannie Mae Certificates will benefit from the Fannie Mae Guaranty.**
Group I Principal Distribution Amount:	The sum of (i) (x) the Group I Principal Remittance Amount minus (y) the amount of any Group I Overcollateralization Release Amount for such Distribution Date and (ii) the Group I Extra Principal Distribution Amount for such Distribution Date.
Group II Principal Distribution Amount:	The sum of (i) (x) the Group II Principal Remittance Amount minus (y) the amount of any Group II Overcollateralization Release Amount for such Distribution Date and (ii) the Group II Extra Principal Distribution Amount for such Distribution Date.

TERMS	
Principal Distribution Amount:	The sum of the Group I Principal Distribution Amount and the Group II Principal Distribution Amount.
Group I Extra Principal Distribution Amount:	With respect to any Distribution Date is the lesser of (x) the Group I Net Monthly Excess Cashflow for such Distribution Date and (y) the Group I Overcollateralization Deficiency Amount for such Distribution Date.
Group II Extra Principal Distribution Amount:	With respect to any Distribution Date is the lesser of (x) the Group II Net Monthly Excess Cashflow for such Distribution Date and (y) the Group II Overcollateralization Deficiency Amount for such Distribution Date.
Prepayment Period:	For any Distribution Date is the calendar month immediately preceding the month in which the Distribution Date occurs.
Certificate Principal Balance:	For any Class A Certificate, Mezzanine Certificate or Class P Certificate immediately prior to any Distribution Date, will be equal to the Certificate Principal Balance thereof on the Closing Date (the "Original Certificate Principal Balance") reduced by the sum of all amounts actually distributed in respect of principal of such class and, in the case of a Mezzanine Certificate, Realized Losses allocated to such class on all prior Distribution Dates. The "Certificate Principal Balance" of the Class I-C Certificates as of any date of determination is equal to the excess, if any, of (a) the then aggregate Stated Principal Balance of the Group I Mortgage Loans over (b) the then aggregate Certificate Principal Balances of the Class I-A Certificates and the Class I-P Certificates, and the Component Principal Balance of the Group I Mezzanine Components. The "Certificate Principal Balance" of the Class II-C Certificates as of any date of determination is equal to the excess, if any, of (a) the then aggregate Stated Principal Balance of the Group II Mortgage Loans over (b) the then aggregate Certificate Principal Balances of the Group II Certificates (other than the II-S Certificates) and the Class II-P Certificates, and the aggregate Component Principle Balance of the Group II Mezzanine Components.
Component Principal Balance:	For any Mezzanine Component immediately prior to any Distribution Date, will be equal to the Component Principal Balance thereof on the Closing Date (the "Original Component Principal Balance") reduced by the sum of all amounts actually distributed in respect of principal to such Component and Realized Losses allocated to such Component on all prior Distribution Dates.
Class I-A Principal Distribution Amount:	An amount equal to the lesser of (I) the aggregate Certificate Principal Balance of the Class I-A Certificates immediately prior to such Distribution Date and (II) the excess of (x) the aggregate Certificate Principal Balance of the Class I-A Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) [77.00]% and (ii) the aggregate Stated Principal Balance of the Group I Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (B) the aggregate Stated Principal Balance of the Group I Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) minus $[5,000,000]

TERMS	
I-M2 Component Principal Distribution Amount:	An amount equal to the lesser of (I) the Component Principal Balance of the I-M2 Component immediately prior to such Distribution Date and (II) the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class I-A Certificates (after taking into account the payment of the Class I-A Principal Distribution Amount on such Distribution Date), and (ii) the Component Principal Balance of the I-M2 Component immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) [86.50]% and (ii) the aggregate Stated Principal Balance of the Group I Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (B) the aggregate Stated Principal Balance of the Group I Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) minus $[5,000,000].
I-M3 Component Principal Distribution Amount:	An amount equal to the lesser of the (I) the Principal Balance of the I-M3 Component immediately prior to such Distribution Date and (II) the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class I-A Certificates (after taking into account the payment of the Class I-A Principal Distribution Amount on such Distribution Date), (ii) the Component Principal Balance of the I-M2 Component (after taking into account the payment of the I-M2 Component Principal Distribution Amount on such Distribution Date) and (iii) the Component Principal Balance of the I-M3 Component immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) [96.00]% and (ii) the aggregate Stated Principal Balance of the Group I Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (B) the aggregate Stated Principal Balance of the Group I Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) minus $[5,000,000].
Class II-A1 Principal Distribution Amount:	For any Distribution Date, prior to the Group II Stepdown Date or on which a Group II Trigger Event is in effect, an amount equal to the lesser of (I) the Certificate Principal Balance of the Class II-A1 Certificates immediately prior to such Distribution Date and (II) the product of (x) the Group II Principal Distribution Amount and (y) the Class II-A1 Allocation Percentage for such Distribution Date and, for any Distribution Date, on or after the Group II Stepdown Date and on which a Group II Trigger Event is not in effect, an amount equal to the lesser of (I) the Certificate Principal Balance of the Class II-A1 Certificates immediately prior to such Distribution Date and (II) the product of (x) the Class II-A Principal Distribution Amount and (y) the Class II-A1 Allocation Percentage for such Distribution Date.

TERMS	
Class II-A Remaining Principal Distribution Amount:	For any Distribution Date, prior to the Group II Stepdown Date or on which a Group II Trigger Event is in effect, an amount equal to the Group II Principal Distribution Amount minus the Class II-A1 Principal Distribution Amount for such Distribution Date and, for any Distribution Date, on or after the Group II Stepdown Date and on which a Group II Trigger Event is not in effect, an amount equal to the Class II-A Principal Distribution Amount minus the Class II-A1 Principal Distribution Amount for such Distribution Date.
Class II-A1 Allocation Percentage:	For any Distribution Date, the percentage obtained by dividing (x) the Certificate Principal Balance of the Class II-A1 Certificates immediately prior to such Distribution Date by (y) the aggregate Certificate Principal Balances of the Class II-A1 Certificates, Class II-A2 Certificates, the Class II-A3 Certificates and the Class II-A4 Certificates immediately prior to such Distribution Date.
Class II-A Principal Distribution Amount:	An amount equal to the lesser of (I) the aggregate Certificate Principal Balance of the Class II-A Certificates immediately prior to such Distribution Date and (II) the excess of (x) the aggregate Certificate Principal Balance of the Class II-A Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) [70.00]% and (ii) the aggregate Stated Principal Balance of the Group II Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (B) the aggregate Stated Principal Balance of the Group II Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) minus $[3,000,000].
Class II-M1 Principal Distribution Amount:	An amount equal to the lesser of (I) the aggregate Certificate Principal Balance of the Class II-M1 Certificates immediately prior to such Distribution Date and (II) the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class II-A Certificates (after taking into account the payment of the Class II-A Principal Distribution Amount on such Distribution Date) and (ii) the aggregate Certificate Principal Balance of the Class II-M1 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) [81.00]% and (ii) the aggregate Stated Principal Balance of the Group II Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (B) the aggregate Stated Principal Balance of the Group II Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) minus $[3,000,000].

TERMS	
II-M2 Component Principal Distribution Amount:	An amount equal to the lesser of the (I) the Component Principal Balance of the II-M2 Component immediately prior to such Distribution Date and (II) the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class II-A Certificates (after taking into account the payment of the Class II-A Principal Distribution Amount on such Distribution Date), (ii) the aggregate Certificate Principal Balance of the Class II-M1 Certificates (after taking into account the payment of the Class II-M1 Principal Distribution Amount on such Distribution Date) and (iii) the Component Principal Balance of the II-M2 Component immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) [90.00]% and (ii) the aggregate Stated Principal Balance of the Group II Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (B) the aggregate Stated Principal Balance of the Group II Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) minus $[3,000,000].
II-M3 Component Principal Distribution Amount:	An amount equal to the lesser of the (I) the Component Principal Balance of the II-M3 Component immediately prior to such Distribution Date and (II) the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class II-A Certificates (after taking into account the payment of the Class II-A Principal Distribution Amount on such Distribution Date), (ii) the aggregate Certificate Principal Balance of the Class II-M1 Certificates (after taking into account the payment of the Class II-M1 Principal Distribution Amount on such Distribution Date), (iii) the Component Principal Balance of the II-M2 Component (after taking into account the payment of the II-M2 Component Principal Distribution Amount on such Distribution Date) and (iv) the Component Principal Balance of the II-M3 Component immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) [97.00]% and (ii) the aggregate Stated Principal Balance of the Group II Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (B) the aggregate Stated Principal Balance of the Group II Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) minus $[3,000,000].

TERMS	
Class II-M4 Principal Distribution Amount:	An amount equal to the lesser of (I) the aggregate Certificate Principal Balance of the Class II-M4 Certificates immediately prior to such Distribution Date and (II) the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class II-A Certificates (after taking into account the payment of the Class II-A Principal Distribution Amount on such Distribution Date), (ii) the aggregate Certificate Principal Balance of the Class II-M1 Certificates (after taking into account the payment of the Class II-M1 Principal Distribution Amount on such Distribution Date), (iii) the Component Principal Balance of the II-M2 Component (after taking into account the payment of the II-M2 Component Principal Distribution Amount on such Distribution Date), (iv) the Component Principal Balance of the II-M3 Component (after taking into account the payment of the II-M3 Component Principal Distribution Amount on such Distribution Date), and (v) the aggregate Certificate Principal Balance of the Class II-M4 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) [97.80]% and (ii) the aggregate Stated Principal Balance of the Group II Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (B) the aggregate Stated Principal Balance of the Group II Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) minus $[3,000,000].
Group I Principal Remittance Amount:	With respect to any Distribution Date, the sum of (i) all scheduled payments of principal collected or advanced on the Group I Mortgage Loans by the Master Servicer that were due during the related Due Period, (ii) all partial and full principal prepayments of the Group I Mortgage Loans applied by the Master Servicer during the related Prepayment Period, (iii) the principal portion of all Net Liquidation Proceeds received during the related Prepayment Period with respect to the Group I Mortgage Loans, (iv) that portion of the purchase price, representing principal of any repurchased Group I Mortgage Loans, deposited to the collection account during the related Prepayment Period, (v) the principal portion of any related substitution adjustments deposited in the collection account during the related Prepayment Period with respect to the Group I Mortgage Loans and (vi) on the Distribution Date on which the Trust is to be terminated in accordance with the Pooling Agreement, that portion of the termination price constituting principal with respect to the Group I Mortgage Loans.
Group II Principal Remittance Amount:	With respect to any Distribution Date, the sum of (i) all scheduled payments of principal collected or advanced on the Group II Mortgage Loans by the Master Servicer that were due during the related Due Period, (ii) all partial and full principal prepayments of the Group II Mortgage Loans applied by the Master Servicer during the related Prepayment Period, (iii) the principal portion of all Net Liquidation Proceeds received during the related Prepayment Period with respect to the Group II Mortgage Loans, (iv) that portion of the purchase price, representing principal of any repurchased Group II Mortgage Loans, deposited to the collection account during the related Prepayment Period, (v) the principal portion of any related substitution adjustments deposited in the collection account during the related Prepayment Period with respect to the Group II Mortgage Loans and (vi) on the Distribution Date on which the Trust is to be terminated in accordance with the Pooling Agreement, that portion of the termination price constituting principal with respect to the Group II Mortgage Loans.

DESCRIPTION OF THE COLLATERAL

SUMMARY

Combined Collateral

As of March 1, 2002 Statistical Cut-off Date

Number of Mortgage Loans:	8,109	Index Type:	
Aggregate Principal Balance:	$1,298,754,587.76	6 Month LIBOR:	77.98%
Conforming Principal Balance Loans:	67.61%	Fixed Rate:	21.25%
Average Principal Balance:	$160,162.11	1 Year Treasury:	0.76%
Range:	$13,258.81 - $1,000,000.00	Weighted Average Initial Periodic Cap:	1.24%
Weighted Average Coupon:	9.26%	Weighted Average Subsequent Periodic Cap:	1.01%
Range:	5.99% – 15.05%	Weighted Average Lifetime Rate Cap:	6.00%
Weighted Average Gross Margin:	5.73%	Property Type:	
Range:	2.75% – 6.99%	Single Family:	76.32%
Weighted Average Remaining Term:	355.71	PUD:	9.45%
Range:	1.53	2-4 Family:	5.61%
Weighted Average Seasoning:	112 – 360	Condo:	4.36%
Latest Maturity Date:	05/01/2032	Manufactured Housing:	4.04%
State Concentration (>5%):		Townhouse	0.23%
California:	35.12%	Occupancy Status:	
Colorado:	11.91%	Primary:	92.80%
Texas:	7.04%	Investment:	5.92%
Weighted Average Current LTV:	12.41% - 100.00%	Second Home:	1.28%
Range:	78.03%	Documentation Status:	
Loans with MGIC MI:	4.09%	Full:	72.04%
First Liens:	99.51%	Limited:	3.44%
Non-Balloon Loans:	100.00%	Stated:	24.51%
Weighted Average FICO Score:	583.4	Weighted Average Prepayment Penalty - Term:	29
		Loans with Prepay Penalties:	76.09%

DESCRIPTION OF THE COLLATERAL

SUMMARY

Group I Conforming Sub-Prime Collateral

As of March 1, 2002 Statistical Cut-off Date

Number of Mortgage Loans:	6,373	Index Type:	
Aggregate Principal Balance:	$802,944,615.43	6 Month LIBOR:	87.98%
Conforming Principal Balance Loans:	100.00%	Fixed Rate:	12.02%
Average Principal Balance:	$125,991.62	1 Year Treasury:	0.00%
Range:	$19,988.23 – $499,056.31	Weighted Average Initial Periodic Cap:	1.24%
Weighted Average Coupon:	9.66%	Weighted Average Subsequent Periodic Cap:	1.00%
Range:	6.05% – 13.00%	Weighted Average Lifetime Rate Cap:	6.01%
Weighted Average Gross Margin:	5.85%	Property Type:	
Range:	4.75% – 6.99%	Single Family:	73.93%
Weighted Average Remaining Term:	357.33	PUD:	7.40%
Range:	178 – 360	2-4 Family:	6.97%
Weighted Average Seasoning:	1.20	Condo:	5.17%
Latest Maturity Date:	05/01/2032	Manufactured Housing:	6.31%
State Concentration (>5%):		Townhouse	0.21%
California:	28.47%	Occupancy Status:	
Colorado:	11.94%	Primary:	92.29%
Texas:	7.02%	Investment:	7.02%
Illinois	5.37%	Second Home:	0.68%
Weighted Average Current LTV:	77.88%	Documentation Status:	
Range:	12.41% - 90.00%	Full:	75.05%
Loans with MGIC MI:	0.00%	Limited:	3.19%
First Liens:	100.00%	Stated:	21.76%
Non-Balloon Loans:	100.00%	Weighted Average Prepayment Penalty - Term:	29
Weighted Average FICO Score:	563.50	Loans with Prepay Penalties:	85.88%

GROUP I COLLATERAL TABLES

Note: The Cut-off Date refers to the Statistical Cut-off Date

PRINCIPAL BALANCE AT ORIGINATION

Principal Balance at Origination ($)	Number of Mortgage Loans	Principal Balance Outstanding at Origination	% of Aggregate Principal Balance Outstanding at Origination
1 - 50,000	623	25,193,201.44	3.14
50,001 - 100,000	2,288	169,101,580.50	21.05
100,001 - 150,000	1,404	174,401,689.55	21.71
150,001 - 200,000	1,005	174,262,938.35	21.69
200,001 - 250,000	611	136,798,934.00	17.03
250,001 - 300,000	410	112,619,445.85	14.02
300,001 - 350,000	22	7,056,350.00	0.88
350,001 - 400,000	7	2,663,200.00	0.33
400,001 - 450,000	2	879,250.00	0.11
450,001 - 500,000	1	500,000.00	0.06
Total:	**6,373**	**803,476,589.69**	**100.00**

CURRENT PRINCIPAL BALANCE

Principal Balance ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1 - 50,000	623	25,176,268.80	3.14
50,001 - 100,000	2,289	169,102,642.80	21.06
100,001 - 150,000	1,403	174,196,120.42	21.69
150,001 - 200,000	1,005	174,151,349.41	21.69
200,001 - 250,000	611	136,700,539.35	17.02
250,001 - 300,000	410	112,532,508.80	14.01
300,001 - 350,000	22	7,045,711.58	0.88
350,001 - 400,000	7	2,661,709.99	0.33
400,001 - 450,000	2	878,707.97	0.11
450,001 - 500,000	1	499,056.31	0.06
Total:	**6,373**	**802,944,615.43**	**100.00**

GROUP I COLLATERAL TABLES

Note: The Cut-off Date refers to the Statistical Cut-off Date

ORIGINAL TERM TO MATURITY

Original Terms (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
180	71	5,472,579.05	0.68
240	12	1,662,469.58	0.21
360	6,290	795,809,566.80	99.11
Total:	**6,373**	**802,944,615.43**	**100.00**

REMAINING TERM TO MATURITY

Remaining Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
175 - 180	71	5,472,579.05	0.68
235 - 240	12	1,662,469.58	0.21
337 - 342	1	55,458.49	0.01
343 - 348	1	148,759.33	0.02
349 - 354	17	2,748,288.11	0.34
355 - 360	6,271	792,857,060.87	98.74
Total:	**6,373**	**802,944,615.43**	**100.00**

PROPERTY TYPE

Property Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family Detached	4,727	593,651,765.27	73.93
PUD	356	59,449,368.21	7.40
2-4 Family	357	55,990,184.56	6.97
Manufactured Housing	601	50,667,923.46	6.31
Condominium	315	41,475,003.01	5.17
Townhouse	17	1,710,370.92	0.21
Total:	**6,373**	**802,944,615.43**	**100.00**

GROUP I COLLATERAL TABLES

Note: The Cut-off Date refers to the Statistical Cut-off Date

OCCUPANCY STATUS

Occupancy Status	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	5,821	741,058,979.24	92.29
Non-Owner Occupied	508	56,387,840.09	7.02
Second Home	44	5,497,796.10	0.68
Total:	**6,373**	**802,944,615.43**	**100.00**

PURPOSE

Purpose	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Refinance - Cashout	3,436	455,285,505.79	56.70
Purchase	1,863	215,318,321.43	26.82
Refinance - Rate Term	1,074	132,340,788.21	16.48
Total:	**6,373**	**802,944,615.43**	**100.00**

DOCUMENTATION LEVEL

Documentation Level	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full Documentation	4,998	602,644,843.09	75.05
Stated Documentation	1,195	174,725,141.03	21.76
Limited Documentation	180	25,574,631.31	3.19
Total:	**6,373**	**802,944,615.43**	**100.00**

GROUP I COLLATERAL TABLES

Note: The Cut-off Date refers to the Statistical Cut-off Date

FICO SCORES

FICO Score	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 400	1	199,603.75	0.02
401 - 420	3	195,634.39	0.02
421 - 440	21	2,328,027.67	0.29
441 - 460	108	12,066,689.68	1.50
461 - 480	353	41,758,583.90	5.20
481 - 500	827	95,194,393.20	11.86
501 - 520	888	100,691,691.68	12.54
521 - 540	868	105,249,710.80	13.11
541 - 560	720	85,848,211.44	10.69
561 - 580	505	62,748,196.35	7.81
581 - 600	445	58,490,467.35	7.28
601 - 620	398	55,992,408.24	6.97
621 - 640	410	58,477,161.21	7.28
641 - 660	238	36,935,155.63	4.60
661 - 680	193	31,080,950.19	3.87
681 - 700	129	22,062,123.11	2.75
701 - 720	65	10,125,374.11	1.26
721 - 740	38	5,664,947.95	0.71
741 - 760	26	4,060,533.43	0.51
761 - 780	35	4,506,086.28	0.56
781 - 800	8	1,432,820.87	0.18
801 >=	94	7,835,844.20	0.98
Total:	**6,373**	**802,944,615.43**	**100.00**

GROUP I COLLATERAL TABLES

Note: The Cut-off Date refers to the Statistical Cut-off Date

CURRENT LOAN TO VALUE

Current Loan-to-Value Ratio (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
10.01 - 15.00	2	76,961.51	0.01
15.01 - 20.00	6	303,774.69	0.04
20.01 - 25.00	8	479,133.21	0.06
25.01 - 30.00	19	1,485,981.46	0.19
30.01 - 35.00	23	2,121,123.93	0.26
35.01 - 40.00	38	3,751,631.00	0.47
40.01 - 45.00	37	3,803,260.16	0.47
45.01 - 50.00	72	7,997,673.93	1.00
50.01 - 55.00	97	10,284,856.33	1.28
55.01 - 60.00	195	23,249,371.05	2.90
60.01 - 65.00	376	43,764,821.41	5.45
65.01 - 70.00	514	66,611,184.67	8.30
70.01 - 75.00	734	93,415,430.39	11.63
75.01 - 80.00	1,810	231,748,960.98	28.86
80.01 - 85.00	1,866	222,483,926.11	27.71
85.01 - 90.00	576	91,366,524.60	11.38
Total:	**6,373**	**802,944,615.43**	**100.00**

Combined Loan-to-Value is used for second-lien mortgage loans

GROUP I COLLATERAL TABLES

Note: The Cut-off Date refers to the Statistical Cut-off Date

ORIGINAL LOAN TO VALUE

Original Loan-to-Value Ratio (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
10.01 - 15.00	2	76,961.51	0.01
15.01 - 20.00	6	303,774.69	0.04
20.01 - 25.00	8	479,133.21	0.06
25.01 - 30.00	19	1,485,981.46	0.19
30.01 - 35.00	23	2,121,123.93	0.26
35.01 - 40.00	38	3,751,631.00	0.47
40.01 - 45.00	36	3,467,218.11	0.43
45.01 - 50.00	73	8,333,715.98	1.04
50.01 - 55.00	96	10,005,197.49	1.25
55.01 - 60.00	196	23,529,029.89	2.93
60.01 - 65.00	373	43,320,591.84	5.40
65.01 - 70.00	516	66,932,233.70	8.34
70.01 - 75.00	735	93,538,610.93	11.65
75.01 - 80.00	1,807	231,524,004.98	28.83
80.01 - 85.00	1,869	222,708,882.11	27.74
85.01 - 90.00	576	91,366,524.60	11.38
Total:	**6,373**	**802,944,615.43**	**100.00**

Combined Loan-to-Value is used for second-lien mortgage loans

CREDIT GRADE

Credit Grade	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
A-	3,037	440,898,576.33	54.91
B	1,297	157,456,864.73	19.61
B-	1,014	103,470,445.32	12.89
C	829	81,851,966.58	10.19
D	196	19,266,762.47	2.40
Total:	**6,373**	**802,944,615.43**	**100.00**

GROUP I COLLATERAL TABLES

Note: The Cut-off Date refers to the Statistical Cut-off Date

STATE

Location	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Alabama	111	8,378,921.22	1.04
Alaska	8	1,356,446.56	0.17
Arizona	164	18,559,033.20	2.31
Arkansas	35	2,981,315.91	0.37
California	1,264	228,591,824.24	28.47
Colorado	622	95,864,486.99	11.94
Connecticut	19	2,265,083.60	0.28
Delaware	4	386,526.82	0.05
Florida	276	28,515,927.56	3.55
Georgia	63	6,361,454.45	0.79
Hawaii	12	3,105,056.56	0.39
Idaho	25	2,658,707.43	0.33
Illinois	335	43,123,121.97	5.37
Indiana	127	8,878,784.32	1.11
Iowa	52	3,939,665.82	0.49
Kansas	37	2,947,409.34	0.37
Kentucky	17	1,492,048.48	0.19
Louisiana	95	7,613,149.87	0.95
Maine	5	488,202.69	0.06
Maryland	22	2,917,189.08	0.36
Massachusetts	99	17,401,019.37	2.17
Michigan	294	27,496,643.89	3.42
Minnesota	62	7,297,122.55	0.91
Mississippi	70	5,126,279.01	0.64
Missouri	157	12,177,946.71	1.52
Montana	31	3,928,009.73	0.49
Nebraska	73	6,188,150.75	0.77
Nevada	76	10,103,432.55	1.26
New Hampshire	10	1,586,716.66	0.20
New Jersey	56	8,757,184.49	1.09
New Mexico	42	4,069,237.69	0.51
New York	157	29,618,319.37	3.69
North Carolina	235	19,461,231.65	2.42
Ohio	267	23,058,802.56	2.87
Oklahoma	76	5,453,412.56	0.68
Oregon	146	19,946,206.74	2.48
Pennsylvania	34	2,812,447.10	0.35
Rhode Island	7	624,015.21	0.08
South Carolina	59	4,765,940.97	0.59
South Dakota	3	184,706.09	0.02
Tennessee	66	5,218,693.15	0.65
Texas	608	56,394,057.60	7.02
Utah	146	18,694,752.41	2.33
Virginia	43	5,117,818.92	0.64
Washington	225	33,978,794.12	4.23
West Virginia	9	689,934.43	0.09
Wisconsin	15	1,211,686.26	0.15
Wyoming	14	1,157,696.78	0.14
Total:	**6,373**	**802,944,615.43**	**100.00**

GROUP I COLLATERAL TABLES

Note: The Cut-off Date refers to the Statistical Cut-off Date

CURRENT MORTGAGE RATE

Current Mortgage Rate (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
6.001 - 7.000	78	14,820,592.10	1.85
7.001 - 8.000	561	103,530,844.44	12.89
8.001 - 9.000	1,080	171,707,023.97	21.38
9.001 - 10.000	1,511	201,879,011.97	25.14
10.001 - 11.000	1,539	171,356,968.64	21.34
11.001 - 12.000	1,112	102,801,098.29	12.80
12.001 - 13.000	492	36,849,076.02	4.59
Total:	**6,373**	**802,944,615.43**	**100.00**

MAXIMUM MORTGAGE RATE

Maximum Mortgage Rate (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
12.001 - 13.000	62	11,808,859.19	1.67
13.001 - 14.000	440	81,324,524.87	11.51
14.001 - 15.000	898	144,497,531.78	20.45
15.001 - 16.000	1,357	184,224,696.38	26.08
16.001 - 17.000	1,397	158,725,940.93	22.47
17.001 - 18.000	1,000	95,233,131.51	13.48
18.001 - 19.000	389	30,085,565.23	4.26
19.001 - 20.000	7	549,891.27	0.08
Total:	**5,550**	**706,450,141.16**	**100.00**

Based on Adjustable Mortgage Loans Only

GROUP I COLLATERAL TABLES

Note: The Cut-off Date refers to the Statistical Cut-off Date

MINIMUM MORTGAGE RATE

Minimum Mortgage Rate (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
6.001 - 7.000	63	11,936,859.19	1.69
7.001 - 8.000	439	80,959,421.20	11.46
8.001 - 9.000	903	145,216,768.12	20.56
9.001 - 10.000	1,360	184,962,904.69	26.18
10.001 - 11.000	1,397	158,663,420.15	22.46
11.001 - 12.000	995	94,335,310.06	13.35
12.001 - 13.000	393	30,375,457.75	4.30
Total:	**5,550**	**706,450,141.16**	**100.00**

Based on Adjustable Mortgage Loans Only

GROSS MARGIN

Gross Margins (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.001 - 5.000	915	145,495,321.26	20.60
5.001 - 6.000	2,708	360,672,110.10	51.05
6.001 - 7.000	1,927	200,282,709.80	28.35
Total:	**5,550**	**706,450,141.16**	**100.00**

Based on Adjustable Mortgage Loans Only

INITIAL PERIODIC CAP

Initial Periodic Cap (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1	4,790	621,767,430.94	88.01
2	1	156,000.00	0.02
3	759	84,526,710.22	11.96
Total:	**5,550**	**706,450,141.16**	**100.00**

Based on Adjustable Mortgage Loans Only

GROUP I COLLATERAL TABLES

Note: The Cut-off Date refers to the Statistical Cut-off Date

PERIODIC CAP

Periodic Cap (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1	5,550	706,450,141.16	100.00
Total:	**5,550**	**706,450,141.16**	**100.00**

Based on Adjustable Mortgage Loans Only

DESCRIPTION OF THE COLLATERAL

SUMMARY

Group II Non-Conforming Sub-Prime and Alt-A Collateral

As of March 1, 2002 Statistical Cut-off Date

Number of Mortgage Loans:	1,736	Index Type:	
Aggregate Principal Balance:	$495,809,972.33	6 Month LIBOR:	61.79%
Conforming Principal Balance Loans:	15.14%	Fixed Rate:	36.21%
Average Principal Balance:	$285,604.82	1 Year Treasury:	2.00%
Range:	$13,258.81 – 1,000,000.00	Weighted Average Initial Periodic Cap:	1.26%
Weighted Average Coupon:	8.61%	Weighted Average Subsequent Periodic Cap:	1.03%
Range:	5.99% - 15.05%	Weighted Average Lifetime Rate Cap:	5.97%
Weighted Average Gross Margin:	5.46%	Property Type:	
Range:	2.75% - 6.75%	Single Family:	80.19%
Weighted Average Remaining Term:	353.09	PUD:	12.75%
Range:	112 – 360	2-4 Family:	3.39%
Weighted Average Seasoning:	2.07	Condo:	3.05%
Latest Maturity Date:	03/01/2032	Manufactured Housing:	0.35%
State Concentration (>5%):		Townhouse	0.26%
California:	45.89%	Occupancy Status:	
Colorado:	11.87%	Primary:	93.62%
Texas:	7.07%	Investment:	4.13%
Weighted Average Current LTV:	78.27%	Second Home:	2.25%
Range:	18.12% - 100.00%	Documentation Status:	
Loans with MGIC MI:	10.71%	Full:	67.17%
First Liens:	98.72%	Limited:	3.86%
Non-Balloon Loans:	100.00%	Stated:	28.97%
Weighted Average FICO Score:	617.3	Weighted Average Prepayment Penalty - Term:	28
		Loans with Prepay Penalties:	60.24

GROUP II COLLATERAL TABLES

Note: The Cut-off Date refers to the Statistical Cut-off Date

PRINCIPAL BALANCE AT ORIGINATION

Principal Balance at Origination ($)	Number of Mortgage Loans	Principal Balance Outstanding at Origination	% of Aggregate Principal Balance Outstanding at Origination
1 - 50,000	213	7,626,674.50	1.54
50,001 - 100,000	202	14,154,057.75	2.85
100,001 - 150,000	136	17,053,373.00	3.43
150,001 - 200,000	129	22,361,189.65	4.50
200,001 - 250,000	94	20,966,061.00	4.22
250,001 - 300,000	69	18,732,143.00	3.77
300,001 - 350,000	247	80,310,639.40	16.17
350,001 - 400,000	216	81,499,130.00	16.41
400,001 - 450,000	108	45,857,478.00	9.23
450,001 - 500,000	111	53,499,200.00	10.77
500,001 - 550,000	39	20,518,666.80	4.13
550,001 - 600,000	68	39,082,714.00	7.87
600,001 - 650,000	38	23,959,481.00	4.82
650,001 - 700,000	23	15,712,426.35	3.16
700,001 - 750,000	19	13,949,300.00	2.81
750,001 - 800,000	4	3,082,000.00	0.62
800,001 - 850,000	5	4,121,000.00	0.83
850,001 - 900,000	3	2,592,500.00	0.52
900,001 - 950,000	5	4,647,600.00	0.94
950,001 - 1,000,000	7	6,960,000.00	1.40
Total:	**1,736**	**496,685,634.45**	**100.00**

GROUP II COLLATERAL TABLES

Note: The Cut-off Date refers to the Statistical Cut-off Date

CURRENT PRINCIPAL BALANCE

Principal Balance ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1 - 50,000	213	7,612,061.61	1.54
50,001 - 100,000	202	14,129,766.33	2.85
100,001 - 150,000	138	17,297,355.66	3.49
150,001 - 200,000	127	22,001,306.73	4.44
200,001 - 250,000	94	20,925,453.79	4.22
250,001 - 300,000	70	18,974,907.34	3.83
300,001 - 350,000	248	80,604,723.99	16.26
350,001 - 400,000	216	81,446,339.00	16.43
400,001 - 450,000	106	45,006,399.88	9.08
450,001 - 500,000	113	54,415,620.00	10.98
500,001 - 550,000	37	19,447,605.63	3.92
550,001 - 600,000	70	40,238,816.32	8.12
600,001 - 650,000	36	22,702,865.37	4.58
650,001 - 700,000	23	15,692,638.14	3.17
700,001 - 750,000	19	13,937,870.37	2.81
750,001 - 800,000	4	3,078,743.84	0.62
800,001 - 850,000	5	4,118,021.76	0.83
850,001 - 900,000	3	2,590,043.29	0.52
900,001 - 950,000	5	4,642,510.89	0.94
950,001 - 1,000,000	7	6,946,922.39	1.40
Total:	**1,736**	**495,809,972.33**	**100.00**

GROUP II COLLATERAL TABLES

Note: The Cut-off Date refers to the Statistical Cut-off Date

ORIGINAL TERM TO MATURITY

Original Terms (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
120	1	133,309.06	0.03
180	90	9,853,655.94	1.99
240	100	4,824,271.87	0.97
300	1	190,547.84	0.04
360	1,544	480,808,187.62	96.97
Total:	**1,736**	**495,809,972.33**	**100.00**

REMAINING TERM TO MATURITY

Remaining Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
109 - 114	1	133,309.06	0.03
163 - 168	3	376,590.62	0.08
169 - 174	10	2,548,422.71	0.51
175 - 180	77	6,928,642.61	1.40
229 - 234	3	256,542.32	0.05
235 - 240	97	4,567,729.55	0.92
283 - 288	1	190,547.84	0.04
331 - 336	3	425,089.64	0.09
337 - 342	8	1,560,516.92	0.31
343 - 348	20	7,341,358.61	1.48
349 - 354	52	16,036,428.32	3.23
355 - 360	1,461	455,444,794.13	91.86
Total:	**1,736**	**495,809,972.33**	**100.00**

GROUP II COLLATERAL TABLES

Note: The Cut-off Date refers to the Statistical Cut-off Date

PROPERTY TYPE

Property Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family Detached	1,402	397,599,657.00	80.19
PUD	183	63,219,002.67	12.75
2-4 Family	77	16,830,089.76	3.39
Condominium	55	15,143,186.59	3.05
Manufactured Housing	15	1,738,670.11	0.35
Townhouse	4	1,279,366.20	0.26
Total:	**1,736**	**495,809,972.33**	**100.00**

OCCUPANCY STATUS

Occupancy Status	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	1,585	464,163,769.63	93.62
Non-Owner Occupied	123	20,497,065.49	4.13
Second Home	28	11,149,137.21	2.25
Total:	**1,736**	**495,809,972.33**	**100.00**

PURPOSE

Purpose	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Refinance - Cashout	826	264,196,244.20	53.29
Purchase	649	150,210,288.73	30.30
Refinance - Rate Term	261	81,403,439.40	16.42
Total:	**1,736**	**495,809,972.33**	**100.00**

GROUP II COLLATERAL TABLES

Note: The Cut-off Date refers to the Statistical Cut-off Date

DOCUMENTATION LEVEL

Documentation Level	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full Documentation	1,116	333,041,722.14	67.17
Stated Documentation	577	143,617,148.45	28.97
Limited Documentation	43	19,151,101.74	3.86
Total:	**1,736**	**495,809,972.33**	**100.00**

FICO SCORES

FICO Score	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 400	93	26,483,829.45	5.34
441 - 460	11	1,980,569.25	0.40
461 - 480	39	6,644,206.06	1.34
481 - 500	94	20,695,072.77	4.17
501 - 520	99	26,081,812.75	5.26
521 - 540	93	30,023,466.85	6.06
541 - 560	79	28,955,102.43	5.84
561 - 580	77	30,060,335.53	6.06
581 - 600	62	26,525,143.64	5.35
601 - 620	96	40,207,124.07	8.11
621 - 640	193	58,653,784.84	11.83
641 - 660	278	63,495,665.99	12.81
661 - 680	218	57,262,333.27	11.55
681 - 700	115	31,047,868.24	6.26
701 - 720	71	17,201,885.70	3.47
721 - 740	48	13,395,306.09	2.70
741 - 760	31	7,490,242.80	1.51
761 - 780	22	6,876,525.62	1.39
781 - 800	8	1,568,044.71	0.32
801 >=	9	1,161,652.27	0.23
Total:	**1,736**	**495,809,972.33**	**100.00**

GROUP II COLLATERAL TABLES

Note: The Cut-off Date refers to the Statistical Cut-off Date

CURRENT LOAN TO VALUE

Current Loan-to-Value Ratio (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
15.01 - 20.00	1	39,854.91	0.01
25.01 - 30.00	3	648,499.16	0.13
30.01 - 35.00	2	90,318.07	0.02
35.01 - 40.00	9	2,924,030.11	0.59
40.01 - 45.00	9	2,844,685.08	0.57
45.01 - 50.00	19	7,543,885.00	1.52
50.01 - 55.00	27	9,915,044.84	2.00
55.01 - 60.00	63	18,452,664.39	3.72
60.01 - 65.00	111	26,645,047.40	5.37
65.01 - 70.00	102	37,000,444.54	7.46
70.01 - 75.00	177	61,990,447.91	12.50
75.01 - 80.00	395	132,214,238.26	26.67
80.01 - 85.00	217	77,225,951.20	15.58
85.01 - 90.00	311	87,701,477.27	17.69
90.01 - 95.00	165	25,059,018.90	5.05
95.01 - 100.00	125	5,514,365.29	1.11
Total:	**1,736**	**495,809,972.33**	**100.00**

Combined Loan-to-Value is used for second-lien mortgage loans

GROUP II COLLATERAL TABLES

Note: The Cut-off Date refers to the Statistical Cut-off Date

ORIGINAL LOAN TO VALUE

Original Loan-to-Value Ratio (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
15.01 - 20.00	1	39,854.91	0.01
25.01 - 30.00	3	648,499.16	0.13
30.01 - 35.00	2	90,318.07	0.02
35.01 - 40.00	9	2,924,030.11	0.59
40.01 - 45.00	9	2,844,685.08	0.57
45.01 - 50.00	18	7,394,049.49	1.49
50.01 - 55.00	28	10,064,880.35	2.03
55.01 - 60.00	62	18,064,800.09	3.64
60.01 - 65.00	112	27,032,911.70	5.45
65.01 - 70.00	99	35,655,885.45	7.19
70.01 - 75.00	177	62,595,255.73	12.62
75.01 - 80.00	397	132,612,218.52	26.75
80.01 - 85.00	218	77,567,722.21	15.64
85.01 - 90.00	310	87,329,220.19	17.61
90.01 - 95.00	166	25,431,275.98	5.13
95.01 - 100.00	125	5,514,365.29	1.11
Total:	**1,736**	**495,809,972.33**	**100.00**

Combined Loan-to-Value is used for second-lien mortgage loans

CREDIT GRADE

Credit Grade	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
AA	566	111,561,120.91	22.50
A-	832	309,957,936.34	62.52
B	108	42,920,129.58	8.66
B-	57	10,715,940.88	2.16
C	100	13,924,911.76	2.81
D	73	6,729,932.86	1.36
Total:	**1,736**	**495,809,972.33**	**100.00**

GROUP II COLLATERAL TABLES

Note: The Cut-off Date refers to the Statistical Cut-off Date

STATE

Location	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Alabama	9	1,877,040.63	0.38
Arizona	26	9,008,686.63	1.82
Arkansas	3	120,157.65	0.02
California	691	227,506,097.11	45.89
Colorado	201	58,871,820.12	11.87
Connecticut	5	1,462,376.86	0.29
Florida	28	7,137,879.25	1.44
Georgia	10	3,763,870.40	0.76
Hawaii	3	1,595,592.33	0.32
Idaho	3	1,267,868.82	0.26
Illinois	59	18,817,394.11	3.80
Indiana	5	416,036.18	0.08
Iowa	6	659,979.18	0.13
Kansas	4	889,962.86	0.18
Louisiana	18	1,477,805.65	0.30
Maine	1	40,383.97	0.01
Maryland	11	4,073,646.97	0.82
Massachusetts	29	10,964,127.03	2.21
Michigan	43	10,145,435.54	2.05
Minnesota	11	3,073,650.69	0.62
Mississippi	6	276,069.15	0.06
Missouri	23	2,309,145.75	0.47
Montana	8	2,337,712.71	0.47
Nebraska	12	1,985,890.75	0.40
Nevada	20	4,896,670.69	0.99
New Hampshire	4	481,707.11	0.10
New Jersey	23	8,659,437.07	1.75
New Mexico	7	1,054,418.06	0.21
New York	45	18,454,745.83	3.72
North Carolina	24	4,673,531.66	0.94
Ohio	20	4,584,805.72	0.92
Oklahoma	9	1,595,762.41	0.32
Oregon	42	10,822,423.24	2.18
Pennsylvania	9	1,956,866.07	0.39
South Carolina	5	854,622.41	0.17
South Dakota	2	129,362.99	0.03
Tennessee	4	1,324,873.67	0.27
Texas	197	35,047,017.38	7.07
Utah	32	8,331,613.59	1.68
Virginia	11	4,411,195.48	0.89
Washington	62	17,703,384.58	3.57
West Virginia	1	71,106.60	0.01
Wisconsin	4	677,797.43	0.14
Total:	**1,736**	**495,809,972.33**	**100.00**

GROUP II COLLATERAL TABLES

Note: The Cut-off Date refers to the Statistical Cut-off Date

CURRENT MORTGAGE RATE

Current Mortgage Rate (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
5.001 - 6.000	1	648,000.00	0.13
6.001 - 7.000	81	30,002,481.79	6.05
7.001 - 8.000	400	155,535,020.49	31.37
8.001 - 9.000	523	172,053,089.43	34.70
9.001 - 10.000	311	88,702,305.02	17.89
10.001 - 11.000	86	25,359,620.63	5.11
11.001 - 12.000	28	6,684,115.00	1.35
12.001 - 13.000	78	4,445,656.13	0.90
13.001 - 14.000	196	10,706,999.72	2.16
14.001 - 15.000	31	1,604,443.87	0.32
15.001 - 16.000	1	68,240.25	0.01
Total:	**1,736**	**495,809,972.33**	**100.00**

MAXIMUM MORTGAGE RATE

Maximum Mortgage Rate (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
11.001 - 12.000	4	1,970,384.53	0.62
12.001 - 13.000	45	20,387,522.64	6.45
13.001 - 14.000	216	96,933,188.87	30.65
14.001 - 15.000	229	102,703,991.55	32.47
15.001 - 16.000	137	57,832,720.23	18.29
16.001 - 17.000	54	22,034,094.69	6.97
17.001 - 18.000	15	5,408,723.68	1.71
18.001 - 19.000	2	765,000.00	0.24
19.001 - 20.000	106	6,907,341.94	2.18
20.001 - 21.000	22	1,229,411.69	0.39
21.001 - 22.000	2	97,849.34	0.03
Total:	**832**	**316,270,229.16**	**100.00**

Based on Adjustable Mortgage Loans Only

GROUP II COLLATERAL TABLES

Note: The Cut-off Date refers to the Statistical Cut-off Date

MINIMUM MORTGAGE RATE

Minimum Mortgage Rate (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.001 - 3.000	16	6,201,748.92	1.96
3.001 - 4.000	4	1,339,949.00	0.42
5.001 - 6.000	2	1,292,385.87	0.41
6.001 - 7.000	30	14,346,907.10	4.54
7.001 - 8.000	212	95,468,577.24	30.19
8.001 - 9.000	231	103,652,318.22	32.77
9.001 - 10.000	137	58,030,653.89	18.35
10.001 - 11.000	53	21,529,362.27	6.81
11.001 - 12.000	15	5,408,723.68	1.71
12.001 - 13.000	3	1,121,529.94	0.35
13.001 - 14.000	105	6,550,812.00	2.07
14.001 - 15.000	23	1,259,020.78	0.40
15.001 >=	1	68,240.25	0.02
Total:	**832**	**316,270,229.16**	**100.00**

Based on Adjustable Mortgage Loans Only

GROSS MARGIN

Gross Margins (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.001 - 3.000	24	9,262,438.80	2.93
3.001 - 4.000	2	649,330.10	0.21
4.001 - 5.000	286	127,360,188.91	40.27
5.001 - 6.000	335	146,800,039.38	46.42
6.001 - 7.000	185	32,198,231.97	10.18
Total:	**832**	**316,270,229.16**	**100.00**

Based on Adjustable Mortgage Loans Only

GROUP II COLLATERAL TABLES

Note: The Cut-off Date refers to the Statistical Cut-off Date

INITIAL PERIODIC CAP

Initial Periodic Cap (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1	713	276,510,547.95	87.43
2	18	6,279,090.73	1.99
3	92	29,529,598.28	9.34
5	9	3,950,992.20	1.25
Total:	**832**	**316,270,229.16**	**100.00**

Based on Adjustable Mortgage Loans Only

PERIODIC CAP

Periodic Cap (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1	806	306,358,460.26	96.87
2	26	9,911,768.90	3.13
Total:	**832**	**316,270,229.16**	**100**

Based on Adjustable Mortgage Loans Only

DESCRIPTION OF THE COLLATERAL

SUMMARY

Group II Alt-A Collateral

As of March 1, 2002 Statistical Cut-off Date

Number of Mortgage Loans:	566	Index Type:	
Aggregate Principal Balance:	$111,561,120.91	6 Month LIBOR:	0.00%
Conforming Principal Balance Loans:	67.30%	Fixed Rate:	100.00%
Average Principal Balance:	$197,104.45	1 Year Treasury:	0.00%
Range:	$33,291.09 - $991,367.91	Weighted Average Initial Periodic Cap:	N/A
Weighted Average Coupon:	8.51%	Weighted Average Subsequent Periodic Cap:	N/A
Range:	6.25% - 10.55%	Weighted Average Lifetime Rate Cap:	N/A
Weighted Average Gross Margin:	N/A	Property Type:	
Range:	N/A	Single Family:	79.94%
Weighted Average Remaining Term:	349.42	PUD:	8.77%
Range:	164 – 360	2-4 Family:	8.48%
Weighted Average Seasoning:	3.00	Condo:	2.49%
Latest Maturity Date:	03/01/2032	Manufactured Housing:	0.03%
State Concentration (>5%):		Townhouse	0.29%
California:	40.55%	Occupancy Status:	
Colorado:	18.19%	Primary:	88.90%
Texas:	5.30%	Investment:	9.55%
Weighted Average Current LTV:	83.42%	Second Home:	1.56%
Range:	27.91% - 95.00%	Documentation Status:	
Loans with MGIC MI:	47.03%	Full:	30.78%
First Liens:	100.00%	Limited:	0.14%
Non-Balloon Loans:	100.00%	Stated:	69.08%
Weighted Average FICO Score:	672.3	Weighted Average Prepayment Penalty - Term:	0.00
		Loans with Prepay Penalties:	0.00%

GROUP II ALT-A COLLATERAL TABLES

Note: The Cut-off Date refers to the Statistical Cut-off Date

PRINCIPAL BALANCE AT ORIGINATION

Principal Balance at Origination ($)	Number of Mortgage Loans	Principal Balance Outstanding at Origination	% of Aggregate Principal Balance Outstanding at Origination
1 - 50,000	21	880,655.00	0.79
50,001 - 100,000	73	5,488,705.00	4.91
100,001 - 150,000	118	14,940,966.00	13.35
150,001 - 200,000	123	21,331,389.65	19.07
200,001 - 250,000	91	20,265,355.00	18.11
250,001 - 300,000	66	17,877,436.00	15.98
300,001 - 350,000	24	7,862,936.00	7.03
350,001 - 400,000	28	10,751,222.00	9.61
400,001 - 450,000	5	2,098,992.00	1.88
450,001 - 500,000	4	1,999,000.00	1.79
500,001 - 550,000	1	530,000.00	0.47
550,001 - 600,000	3	1,728,000.00	1.54
600,001 - 650,000	6	3,746,320.00	3.35
650,001 - 700,000	2	1,382,500.00	1.24
950,001 - 1,000,000	1	1,000,000.00	0.89
Total:	**566**	**111,883,476.65**	**100.00**

GROUP II ALT-A COLLATERAL TABLES

Note: The Cut-off Date refers to the Statistical Cut-off Date

CURRENT PRINCIPAL BALANCE

Principal Balance ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1 - 50,000	21	873,325.34	0.78
50,001 - 100,000	73	5,474,179.33	4.91
100,001 - 150,000	120	15,203,734.76	13.63
150,001 - 200,000	121	20,979,367.72	18.81
200,001 - 250,000	91	20,225,867.74	18.13
250,001 - 300,000	66	17,833,799.77	15.99
300,001 - 350,000	24	7,844,570.26	7.03
350,001 - 400,000	29	11,098,284.33	9.95
400,001 - 450,000	4	1,691,543.20	1.52
450,001 - 500,000	4	1,991,775.45	1.79
500,001 - 550,000	1	529,304.25	0.47
550,001 - 600,000	4	2,322,899.15	2.08
600,001 - 650,000	5	3,120,845.97	2.80
650,001 - 700,000	2	1,380,255.73	1.24
950,001 - 1,000,000	1	991,367.91	0.89
Total:	**566**	**111,561,120.91**	**100.00**

GROUP II ALT-A COLLATERAL TABLES

Note: The Cut-off Date refers to the Statistical Cut-off Date

ORIGINAL TERM TO MATURITY

Original Terms (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
180	29	4,595,607.80	4.12
240	1	147,213.63	0.13
360	536	106,818,299.48	95.75
Total:	**566**	**111,561,120.91**	**100.00**

REMAINING TERM TO MATURITY

Remaining Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
163 - 168	2	259,874.89	0.23
169 - 174	5	1,269,396.32	1.14
175 - 180	22	3,066,336.59	2.75
229 - 234	1	147,213.63	0.13
331 - 336	3	425,089.64	0.38
337 - 342	2	451,347.62	0.40
343 - 348	6	1,682,274.91	1.51
349 - 354	27	6,726,132.31	6.03
355 - 360	498	97,533,455.00	87.43
Total:	**566**	**111,561,120.91**	**100.00**

GROUP II ALT-A COLLATERAL TABLES

Note: The Cut-off Date refers to the Statistical Cut-off Date

PROPERTY TYPE

Property Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family Detached	444	89,183,961.86	79.94
PUD	46	9,784,584.89	8.77
2-4 Family	57	9,461,418.18	8.48
Condominium	16	2,774,139.87	2.49
Townhouse	2	323,638.21	0.29
Manufactured Housing	1	33,377.90	0.03
Total:	**566**	**111,561,120.91**	**100.00**

OCCUPANCY STATUS

Occupancy Status	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	474	99,175,313.09	88.90
Non-Owner Occupied	85	10,649,474.85	9.55
Second Home	7	1,736,332.97	1.56
Total:	**566**	**111,561,120.91**	**100.00**

PURPOSE

Purpose	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Purchase	274	51,278,668.44	45.96
Refinance - Cashout	223	45,683,221.36	40.95
Refinance - Rate Term	69	14,599,231.11	13.09
Total:	**566**	**111,561,120.91**	**100.00**

GROUP II ALT-A COLLATERAL TABLES

Note: The Cut-off Date refers to the Statistical Cut-off Date

DOCUMENTATION LEVEL

Documentation Level	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Stated Documentation	386	77,064,209.43	69.08
Full Documentation	179	34,340,239.40	30.78
Limited Documentation	1	156,672.08	0.14
Total:	**566**	**111,561,120.91**	**100.00**

FICO SCORES

FICO Score	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 400	46	10,961,329.32	9.83
481 - 500	1	235,394.23	0.21
581 - 600	1	211,581.13	0.19
601 - 620	1	213,393.41	0.19
621 - 640	52	10,759,994.07	9.64
641 - 660	173	32,417,905.36	29.06
661 - 680	132	25,625,362.93	22.97
681 - 700	62	12,916,704.85	11.58
701 - 720	45	8,619,804.09	7.73
721 - 740	23	3,705,184.71	3.32
741 - 760	16	3,075,034.46	2.76
761 - 780	10	2,261,184.48	2.03
781 - 800	4	558,247.87	0.50
Total:	**566**	**111,561,120.91**	**100.00**

GROUP II ALT-A COLLATERAL TABLES

Note: The Cut-off Date refers to the Statistical Cut-off Date

CURRENT LOAN TO VALUE

Combined Current Loan-to-Value Ratio (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
25.01 - 30.00	2	607,162.52	0.54
30.01 - 35.00	1	56,333.36	0.05
35.01 - 40.00	1	255,698.45	0.23
40.01 - 45.00	2	350,537.49	0.31
45.01 - 50.00	3	524,768.51	0.47
50.01 - 55.00	6	2,998,341.24	2.69
55.01 - 60.00	6	1,338,060.25	1.20
60.01 - 65.00	11	2,198,471.71	1.97
65.01 - 70.00	18	3,970,554.68	3.56
70.01 - 75.00	35	6,431,455.94	5.76
75.01 - 80.00	126	27,877,175.46	24.99
80.01 - 85.00	34	7,403,170.13	6.64
85.01 - 90.00	170	33,140,425.98	29.71
90.01 - 95.00	151	24,408,965.19	21.88
Total:	**566**	**111,561,120.91**	**100.00**

Combined Loan-to-Value is used for second-lien mortgage loans

GROUP II ALT-A COLLATERAL TABLES

Note: The Cut-off Date refers to the Statistical Cut-off Date

ORIGINAL LOAN TO VALUE

Combined Original Loan-to-Value Ratio (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
25.01 - 30.00	2	607,162.52	0.54
30.01 - 35.00	1	56,333.36	0.05
35.01 - 40.00	1	255,698.45	0.23
40.01 - 45.00	2	350,537.49	0.31
45.01 - 50.00	2	374,933.00	0.34
50.01 - 55.00	7	3,148,176.75	2.82
55.01 - 60.00	6	1,338,060.25	1.20
60.01 - 65.00	11	2,198,471.71	1.97
65.01 - 70.00	17	3,372,255.41	3.02
70.01 - 75.00	34	6,886,424.74	6.17
75.01 - 80.00	127	27,678,734.92	24.81
80.01 - 85.00	35	7,744,941.14	6.94
85.01 - 90.00	169	32,768,168.90	29.37
90.01 - 95.00	152	24,781,222.27	22.21
Total:	**566**	**111,561,120.91**	**100.00**

Combined Loan-to-Value is used for second-lien mortgage loans

CREDIT GRADE

Credit Grade	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
AA	566	111,561,120.91	100.00
Total:	**566**	**111,561,120.91**	**100.00**

GROUP II ALT-A COLLATERAL TABLES

Note: The Cut-off Date refers to the Statistical Cut-off Date

STATE

Location	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Alabama	6	758,661.23	0.68
Arizona	9	1,382,311.31	1.24
California	188	45,242,389.47	40.55
Colorado	97	20,295,450.60	18.19
Connecticut	2	220,868.01	0.20
Florida	11	1,424,585.52	1.28
Georgia	5	1,193,917.22	1.07
Hawaii	1	308,608.57	0.28
Illinois	22	3,404,764.44	3.05
Indiana	5	416,036.18	0.37
Iowa	4	587,396.48	0.53
Louisiana	4	394,077.23	0.35
Maryland	2	572,900.12	0.51
Massachusetts	12	2,861,033.94	2.56
Michigan	14	1,314,099.10	1.18
Minnesota	1	386,058.69	0.35
Missouri	7	898,173.77	0.81
Montana	5	824,127.18	0.74
Nebraska	6	769,755.71	0.69
Nevada	9	1,445,445.16	1.30
New Hampshire	4	481,707.11	0.43
New Jersey	7	1,565,778.80	1.40
New Mexico	4	616,524.79	0.55
New York	12	3,383,465.27	3.03
North Carolina	5	500,747.50	0.45
Ohio	9	691,572.73	0.62
Oklahoma	5	516,234.26	0.46
Oregon	25	5,183,944.41	4.65
Pennsylvania	1	140,600.00	0.13
South Dakota	1	70,226.06	0.06
Tennessee	1	168,266.86	0.15
Texas	43	5,913,129.27	5.30
Utah	13	2,064,554.18	1.85
Virginia	1	373,593.62	0.33
Washington	22	4,948,212.09	4.44
West Virginia	1	71,106.60	0.06
Wisconsin	2	170,797.43	0.15
Total:	**566**	**111,561,120.91**	**100.00**

GROUP II ALT-A COLLATERAL TABLES

Note: The Cut-off Date refers to the Statistical Cut-off Date

CURRENT MORTGAGE RATE

Current Mortgage Rate (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
6.001 - 7.000	19	3,747,881.39	3.36
7.001 - 8.000	113	26,501,181.01	23.75
8.001 - 9.000	253	51,951,697.72	46.57
9.001 - 10.000	167	27,645,217.09	24.78
10.001 - 11.000	14	1,715,143.70	1.54
Total:	**566**	**111,561,120.91**	**100.00**

BOND SUMMARY (TO CALL)

Class I-A To Call

Sub-Prime Fixed Rate	0% PPC1	50% PPC1	85% PPC1	115% PPC1	150% PPC1	175% PPC1	200% PPC1
Sub-Prime ARM	0% CPR	15% CPR	22% CPR	27% CPR	35% CPR	40% CPR	45% CPR
Conforming Alt A	0% PPC2	50% PPC2	75% PPC2	100% PPC2	125% PPC2	150% PPC2	175% PPC2
Non-Conforming Alt A	0% PPC3	60% PPC3	90% PPC3	125% PPC3	160% PPC3	185% PPC3	225% PPC3
Average Life (yr)	20.48	5.18	3.49	2.75	2.03	1.69	1.41
Modified Duration (yr)	16.49	4.78	3.31	2.64	1.97	1.65	1.38
Principal Window	5/02-2/31	5/02-8/16	5/02-1/12	5/02-11/09	5/02-12/07	5/02-2/07	5/02-5/06

Class II-A1 To Call

Sub-Prime Fixed Rate	0% PPC1	50% PPC1	85% PPC1	115% PPC1	150% PPC1	175% PPC1	200% PPC1
Sub-Prime ARM	0% CPR	15% CPR	22% CPR	27% CPR	35% CPR	40% CPR	45% CPR
Conforming Alt A	0% PPC2	50% PPC2	75% PPC2	100% PPC2	125% PPC2	150% PPC2	175% PPC2
Non-Conforming Alt A	0% PPC3	60% PPC3	90% PPC3	125% PPC3	160% PPC3	185% PPC3	225% PPC3
Average Life (yr)	19.13	5.36	3.64	2.84	2.11	1.74	1.42
Modified Duration (yr)	15.30	4.89	3.43	2.71	2.04	1.70	1.40
Principal Window	5/02-2/31	5/02-8/16	5/02-1/12	5/02-11/09	5/02-12/07	5/02-2/07	5/02-5/06

Class II-A2 To Call

Sub-Prime Fixed Rate	0% PPC1	50% PPC1	85% PPC1	115% PPC1	150% PPC1	175% PPC1	200% PPC1
Sub-Prime ARM	0% CPR	15% CPR	22% CPR	27% CPR	35% CPR	40% CPR	45% CPR
Conforming Alt A	0% PPC2	50% PPC2	75% PPC2	100% PPC2	125% PPC2	150% PPC2	175% PPC2
Non-Conforming Alt A	0% PPC3	60% PPC3	90% PPC3	125% PPC3	160% PPC3	185% PPC3	225% PPC3
Average Life (yr)	12.35	1.71	1.18	0.95	0.75	0.65	0.58
Modified Duration (yr)	9.69	1.63	1.14	0.92	0.73	0.64	0.56
Principal Window	5/02-12/21	5/02-10/05	5/02-8/04	5/02-2/04	5/02-9/03	5/02-6/03	5/02-4/03

Class II-A3 To Call

Sub-Prime Fixed Rate	0% PPC1	50% PPC1	85% PPC1	115% PPC1	150% PPC1	175% PPC1	200% PPC1
Sub-Prime ARM	0% CPR	15% CPR	22% CPR	27% CPR	35% CPR	40% CPR	45% CPR
Conforming Alt A	0% PPC2	50% PPC2	75% PPC2	100% PPC2	125% PPC2	150% PPC2	175% PPC2
Non-Conforming Alt A	0% PPC3	60% PPC3	90% PPC3	125% PPC3	160% PPC3	185% PPC3	225% PPC3
Average Life (yr)	23.08	5.78	3.89	3.00	2.15	1.84	1.59
Modified Duration (yr)	13.80	4.92	3.47	2.73	2.01	1.73	1.50
Principal Window	12/21-8/28	10/05-5/11	8/04-5/08	2/04-1/07	9/03-3/05	6/03-10/04	4/03-5/04

Class II-A4 To Call

Sub-Prime Fixed Rate	0% PPC1	50% PPC1	85% PPC1	115% PPC1	150% PPC1	175% PPC1	200% PPC1
Sub-Prime ARM	0% CPR	15% CPR	22% CPR	27% CPR	35% CPR	40% CPR	45% CPR
Conforming Alt A	0% PPC2	50% PPC2	75% PPC2	100% PPC2	125% PPC2	150% PPC2	175% PPC2
Non-Conforming Alt A	0% PPC3	60% PPC3	90% PPC3	125% PPC3	160% PPC3	185% PPC3	225% PPC3
Average Life (yr)	28.06	12.74	8.67	6.74	5.03	3.99	3.04
Modified Duration (yr)	12.92	8.53	6.50	5.35	4.20	3.43	2.69
Principal Window	8/28-2/31	5/11-8/16	5/08-1/12	1/07-11/09	3/05-12/07	10/04-2/07	5/04-5/06

Class II-M1 To Call

Sub-Prime Fixed Rate	0% PPC1	50% PPC1	85% PPC1	115% PPC1	150% PPC1	175% PPC1	200% PPC1
Sub-Prime ARM	0% CPR	15% CPR	22% CPR	27% CPR	35% CPR	40% CPR	45% CPR
Conforming Alt A	0% PPC2	50% PPC2	75% PPC2	100% PPC2	125% PPC2	150% PPC2	175% PPC2
Non-Conforming Alt A	0% PPC3	60% PPC3	90% PPC3	125% PPC3	160% PPC3	185% PPC3	225% PPC3
Average Life (yr)	26.28	9.84	6.67	5.28	4.39	4.21	4.12
Modified Duration (yr)	19.05	8.59	6.08	4.91	4.15	3.99	3.92
Principal Window	5/24-2/31	1/07-8/16	6/05-1/12	6/05-11/09	9/05-12/07	11/05-2/07	2/06-5/06

Class M2 To Call

Sub-Prime Fixed Rate	0% PPC1	50% PPC1	85% PPC1	115% PPC1	150% PPC1	175% PPC1	200% PPC1
Sub-Prime ARM	0% CPR	15% CPR	22% CPR	27% CPR	35% CPR	40% CPR	45% CPR
Conforming Alt A	0% PPC2	50% PPC2	75% PPC2	100% PPC2	125% PPC2	150% PPC2	175% PPC2
Non-Conforming Alt A	0% PPC3	60% PPC3	90% PPC3	125% PPC3	160% PPC3	185% PPC3	225% PPC3
Average Life (yr)	26.68	9.50	6.41	5.13	4.23	4.00	3.94
Modified Duration (yr)	18.00	8.07	5.73	4.70	3.95	3.76	3.70
Principal Window	5/24-2/31	8/06-8/16	5/05-1/12	5/05-11/09	7/05-12/07	7/05-2/07	9/05-5/06

BOND SUMMARY (TO CALL)

Class M3 To Call

Sub-Prime Fixed Rate	0% PPC1	50% PPC1	85% PPC1	115% PPC1	150% PPC1	175% PPC1	200% PPC1
Sub-Prime ARM	0% CPR	15% CPR	22% CPR	27% CPR	35% CPR	40% CPR	45% CPR
Conforming Alt A	0% PPC2	50% PPC2	75% PPC2	100% PPC2	125% PPC2	150% PPC2	175% PPC2
Non-Conforming Alt A	0% PPC3	60% PPC3	90% PPC3	125% PPC3	160% PPC3	185% PPC3	225% PPC3
Average Life (yr)	26.70	9.44	6.36	5.08	4.10	3.78	3.58
Modified Duration (yr)	16.48	7.71	5.53	4.54	3.76	3.49	3.33
Principal Window	5/24-2/31	8/06-8/16	5/05-1/12	5/05-11/09	5/05-12/07	5/05-2/07	6/05-5/06

Class II-M4 To Call

Sub-Prime Fixed Rate	0% PPC1	50% PPC1	85% PPC1	115% PPC1	150% PPC1	175% PPC1	200% PPC1
Sub-Prime ARM	0% CPR	15% CPR	22% CPR	27% CPR	35% CPR	40% CPR	45% CPR
Conforming Alt A	0% PPC2	50% PPC2	75% PPC2	100% PPC2	125% PPC2	150% PPC2	175% PPC2
Non-Conforming Alt A	0% PPC3	60% PPC3	90% PPC3	125% PPC3	160% PPC3	185% PPC3	225% PPC3
Average Life (yr)	25.84	8.83	5.96	4.69	3.76	3.40	3.19
Modified Duration (yr)	14.32	6.99	5.06	4.12	3.39	3.10	2.92
Principal Window	5/24-12/29	1/07-3/14	6/05-5/10	5/05-7/08	5/05-1/07	5/05-4/06	5/05-9/05

BOND SUMMARY (TO MATURITY)

Class I-A To Maturity

Sub-Prime Fixed Rate	0% PPC1	50% PPC1	85% PPC1	115% PPC1	150% PPC1	175% PPC1	200% PPC1
Sub-Prime ARM	0% CPR	15% CPR	22% CPR	27% CPR	35% CPR	40% CPR	45% CPR
Conforming Alt A	0% PPC2	50% PPC2	75% PPC2	100% PPC2	125% PPC2	150% PPC2	175% PPC2
Non-Conforming Alt A	0% PPC3	60% PPC3	90% PPC3	125% PPC3	160% PPC3	185% PPC3	225% PPC3
Average Life (yr)	20.53	5.55	3.76	2.98	2.19	1.83	1.53
Modified Duration (yr)	16.52	5.04	3.52	2.83	2.11	1.78	1.49
Principal Window	5/02-3/32	5/02-2/29	5/02-11/22	5/02-11/18	5/02-9/14	5/02-11/12	5/02-5/11

Class II-A1 To Maturity

Sub-Prime Fixed Rate	0% PPC1	50% PPC1	85% PPC1	115% PPC1	150% PPC1	175% PPC1	200% PPC1
Sub-Prime ARM	0% CPR	15% CPR	22% CPR	27% CPR	35% CPR	40% CPR	45% CPR
Conforming Alt A	0% PPC2	50% PPC2	75% PPC2	100% PPC2	125% PPC2	150% PPC2	175% PPC2
Non-Conforming Alt A	0% PPC3	60% PPC3	90% PPC3	125% PPC3	160% PPC3	185% PPC3	225% PPC3
Average Life (yr)	19.17	5.81	4.02	3.14	2.35	1.94	1.58
Modified Duration (yr)	15.32	5.21	3.72	2.95	2.25	1.87	1.54
Principal Window	5/02-2/32	5/02-9/29	5/02-1/25	5/02-8/20	5/02-9/16	5/02-5/14	5/02-7/12

Class II-A2 To Maturity

Sub-Prime Fixed Rate	0% PPC1	50% PPC1	85% PPC1	115% PPC1	150% PPC1	175% PPC1	200% PPC1
Sub-Prime ARM	0% CPR	15% CPR	22% CPR	27% CPR	35% CPR	40% CPR	45% CPR
Conforming Alt A	0% PPC2	50% PPC2	75% PPC2	100% PPC2	125% PPC2	150% PPC2	175% PPC2
Non-Conforming Alt A	0% PPC3	60% PPC3	90% PPC3	125% PPC3	160% PPC3	185% PPC3	225% PPC3
Average Life (yr)	12.35	1.71	1.18	0.95	0.75	0.65	0.58
Modified Duration (yr)	9.69	1.63	1.14	0.92	0.73	0.64	0.56
Principal Window	5/02-12/21	5/02-10/05	5/02-8/04	5/02-2/04	5/02-9/03	5/02-6/03	5/02-4/03

Class II-A3 To Maturity

Sub-Prime Fixed Rate	0% PPC1	50% PPC1	85% PPC1	115% PPC1	150% PPC1	175% PPC1	200% PPC1
Sub-Prime ARM	0% CPR	15% CPR	22% CPR	27% CPR	35% CPR	40% CPR	45% CPR
Conforming Alt A	0% PPC2	50% PPC2	75% PPC2	100% PPC2	125% PPC2	150% PPC2	175% PPC2
Non-Conforming Alt A	0% PPC3	60% PPC3	90% PPC3	125% PPC3	160% PPC3	185% PPC3	225% PPC3
Average Life (yr)	23.08	5.78	3.89	3.00	2.15	1.84	1.59
Modified Duration (yr)	13.80	4.92	3.47	2.73	2.01	1.73	1.50
Principal Window	12/21-8/28	10/05-5/11	8/04-5/08	2/04-1/07	9/03-3/05	6/03-10/04	4/03-5/04

Class II-A4 To Maturity

Sub-Prime Fixed Rate	0% PPC1	50% PPC1	85% PPC1	115% PPC1	150% PPC1	175% PPC1	200% PPC1
Sub-Prime ARM	0% CPR	15% CPR	22% CPR	27% CPR	35% CPR	40% CPR	45% CPR
Conforming Alt A	0% PPC2	50% PPC2	75% PPC2	100% PPC2	125% PPC2	150% PPC2	175% PPC2
Non-Conforming Alt A	0% PPC3	60% PPC3	90% PPC3	125% PPC3	160% PPC3	185% PPC3	225% PPC3
Average Life (yr)	28.22	14.87	10.45	8.15	6.17	4.92	3.77
Modified Duration (yr)	12.94	9.22	7.29	6.08	4.89	4.03	3.19
Principal Window	8/28-2/32	5/11-9/29	5/08-1/25	1/07-8/20	3/05-9/16	10/04-5/14	5/04-7/12

Class II-M1 To Maturity

Sub-Prime Fixed Rate	0% PPC1	50% PPC1	85% PPC1	115% PPC1	150% PPC1	175% PPC1	200% PPC1
Sub-Prime ARM	0% CPR	15% CPR	22% CPR	27% CPR	35% CPR	40% CPR	45% CPR
Conforming Alt A	0% PPC2	50% PPC2	75% PPC2	100% PPC2	125% PPC2	150% PPC2	175% PPC2
Non-Conforming Alt A	0% PPC3	60% PPC3	90% PPC3	125% PPC3	160% PPC3	185% PPC3	225% PPC3
Average Life (yr)	26.36	10.86	7.49	5.92	4.91	4.63	4.70
Modified Duration (yr)	19.09	9.25	6.68	5.41	4.58	4.35	4.42
Principal Window	5/24-12/31	1/07-5/26	6/05-5/20	6/05-7/16	9/05-4/13	11/05-7/11	2/06-2/10

Class M2 To Maturity

Sub-Prime Fixed Rate	0% PPC1	50% PPC1	85% PPC1	115% PPC1	150% PPC1	175% PPC1	200% PPC1
Sub-Prime ARM	0% CPR	15% CPR	22% CPR	27% CPR	35% CPR	40% CPR	45% CPR
Conforming Alt A	0% PPC2	50% PPC2	75% PPC2	100% PPC2	125% PPC2	150% PPC2	175% PPC2
Non-Conforming Alt A	0% PPC3	60% PPC3	90% PPC3	125% PPC3	160% PPC3	185% PPC3	225% PPC3
Average Life (yr)	26.78	10.26	6.97	5.59	4.58	4.29	4.22
Modified Duration (yr)	18.04	8.53	6.12	5.04	4.24	3.99	3.94
Principal Window	5/24-1/32	8/06-6/24	5/05-6/18	5/05-12/14	7/05-12/11	7/05-6/10	9/05-3/09

BOND SUMMARY (TO MATURITY)

Class M3 To Maturity

Sub-Prime Fixed Rate	0% PPC1	50% PPC1	85% PPC1	115% PPC1	150% PPC1	175% PPC1	200% PPC1
Sub-Prime ARM	0% CPR	15% CPR	22% CPR	27% CPR	35% CPR	40% CPR	45% CPR
Conforming Alt A	0% PPC2	50% PPC2	75% PPC2	100% PPC2	125% PPC2	150% PPC2	175% PPC2
Non-Conforming Alt A	0% PPC3	60% PPC3	90% PPC3	125% PPC3	160% PPC3	185% PPC3	225% PPC3
Average Life (yr)	26.76	9.78	6.60	5.28	4.26	3.90	3.70
Modified Duration (yr)	16.50	7.90	5.69	4.69	3.89	3.59	3.43
Principal Window	5/24-11/31	8/06-7/21	5/05-9/15	5/05-10/12	5/05-3/10	5/05-12/08	6/05-12/07

Class II-M4 To Maturity

Sub-Prime Fixed Rate	0% PPC1	50% PPC1	85% PPC1	115% PPC1	150% PPC1	175% PPC1	200% PPC1
Sub-Prime ARM	0% CPR	15% CPR	22% CPR	27% CPR	35% CPR	40% CPR	45% CPR
Conforming Alt A	0% PPC2	50% PPC2	75% PPC2	100% PPC2	125% PPC2	150% PPC2	175% PPC2
Non-Conforming Alt A	0% PPC3	60% PPC3	90% PPC3	125% PPC3	160% PPC3	185% PPC3	225% PPC3
Average Life (yr)	25.84	8.83	5.96	4.69	3.76	3.40	3.19
Modified Duration (yr)	14.32	6.99	5.06	4.12	3.39	3.10	2.92
Principal Window	5/24-12/29	1/07-3/14	6/05-5/10	5/05-7/08	5/05-1/07	5/05-4/06	5/05-9/05

I-S SENSITIVITY TABLE (TO CALL)

Class I-S To Call

Prepayment Speed	50% CPR	55% CPR	57% CPR	58% CPR	59% CPR	60% CPR	61% CPR	62% CPR	63% CPR	64% CPR
BE Yield @ 9.6450	5.25%	5.25%	5.25%	5.25%	5.25%	5.25%	5.25%	3.23%	1.07%	-1.23%
Average Life (yr)	2.56	2.56	2.56	2.56	2.55	2.54	2.53	2.45	2.37	2.29
Modified Duration (yr)	1.15	1.15	1.15	1.15	1.15	1.15	1.15	1.14	1.12	1.11
Payment Window	5/02-10/04	5/02-10/04	5/02-10/04	5/02-10/04	5/02-10/04	5/02-10/04	5/02-10/04	5/02-9/04	5/02-8/04	5/02-7/04

Period	Payment Date	Class I-S Notional Balance	Class I-S Coupon
1	05/25/2002	127,500,000.00	5.25%
2	06/25/2002	127,500,000.00	5.25%
3	07/25/2002	127,500,000.00	5.25%
4	08/25/2002	127,500,000.00	5.25%
5	09/25/2002	127,500,000.00	5.25%
6	10/25/2002	127,500,000.00	5.25%
7	11/25/2002	127,500,000.00	5.25%
8	12/25/2002	127,500,000.00	5.25%
9	01/25/2003	127,500,000.00	5.25%
10	02/25/2003	127,500,000.00	5.25%
11	03/25/2003	110,000,000.00	4.75%
12	04/25/2003	110,000,000.00	4.75%
13	05/25/2003	110,000,000.00	4.75%
14	06/25/2003	110,000,000.00	4.75%
15	07/25/2003	110,000,000.00	4.75%
16	08/25/2003	110,000,000.00	4.75%
17	09/25/2003	110,000,000.00	4.75%
18	10/25/2003	110,000,000.00	4.75%
19	11/25/2003	110,000,000.00	4.75%
20	12/25/2003	110,000,000.00	4.75%
21	01/25/2004	95,000,000.00	4.00%
22	02/25/2004	95,000,000.00	4.00%
23	03/25/2004	95,000,000.00	4.00%
24	04/25/2004	95,000,000.00	4.00%
25	05/25/2004	95,000,000.00	4.00%
26	06/25/2004	95,000,000.00	4.00%
27	07/25/2004	95,000,000.00	4.00%
28	08/25/2004	95,000,000.00	4.00%
29	09/25/2004	95,000,000.00	4.00%
30	10/25/2004	95,000,000.00	4.00%

II-S SENSITIVITY TABLE (TO CALL)

Class II-S To Call

Prepayment Speed	50% CPR	55% CPR	57% CPR	58% CPR	59% CPR	60% CPR	61% CPR	62% CPR	63% CPR	64% CPR
BE Yield @ 9.6450	5.25%	5.25%	5.25%	5.25%	5.25%	5.25%	5.25%	3.23%	1.07%	-1.23%
Average Life (yr)	2.56	2.56	2.56	2.56	2.55	2.54	2.53	2.45	2.37	2.29
Modified Duration (yr)	1.15	1.15	1.15	1.15	1.15	1.15	1.15	1.14	1.12	1.11
Payment Window	5/02-10/04	5/02-10/04	5/02-10/04	5/02-10/04	5/02-10/04	5/02-10/04	5/02-10/04	5/02-9/04	5/02-8/04	5/02-7/04

Period	Payment Date	Class II-S Notional Balance	Class II-S Coupon
1	05/25/2002	76,500,000.00	5.25%
2	06/25/2002	76,500,000.00	5.25%
3	07/25/2002	76,500,000.00	5.25%
4	08/25/2002	76,500,000.00	5.25%
5	09/25/2002	76,500,000.00	5.25%
6	10/25/2002	76,500,000.00	5.25%
7	11/25/2002	76,500,000.00	5.25%
8	12/25/2002	76,500,000.00	5.25%
9	01/25/2003	76,500,000.00	5.25%
10	02/25/2003	76,500,000.00	5.25%
11	03/25/2003	66,000,000.00	4.75%
12	04/25/2003	66,000,000.00	4.75%
13	05/25/2003	66,000,000.00	4.75%
14	06/25/2003	66,000,000.00	4.75%
15	07/25/2003	66,000,000.00	4.75%
16	08/25/2003	66,000,000.00	4.75%
17	09/25/2003	66,000,000.00	4.75%
18	10/25/2003	66,000,000.00	4.75%
19	11/25/2003	66,000,000.00	4.75%
20	12/25/2003	66,000,000.00	4.75%
21	01/25/2004	57,000,000.00	4.00%
22	02/25/2004	57,000,000.00	4.00%
23	03/25/2004	57,000,000.00	4.00%
24	04/25/2004	57,000,000.00	4.00%
25	05/25/2004	57,000,000.00	4.00%
26	06/25/2004	57,000,000.00	4.00%
27	07/25/2004	57,000,000.00	4.00%
28	08/25/2004	57,000,000.00	4.00%
29	09/25/2004	57,000,000.00	4.00%
30	10/25/2004	57,000,000.00	4.00%

GROUP I NET WAC PASS-THROUGH RATE

	Assumes that the 6 M LIBOR stays at 2.04% and the 1year Treasury rate stays at 2.33% and the collateral is run at Pricing Prepayment Speed to call.	Assumes that the 6 M LIBOR and 1 year Treasury rate instantaneously increase to a level beyond the highest maximum obtainable rate on the Mortgage Loans and the collateral is run at Pricing Prepayment Speed to call.
1	N/A	N/A
2	8.09	8.09
3	8.34	8.34
4	8.06	8.06
5	8.04	8.04
6	8.29	8.29
7	8.00	8.00
8	8.25	8.25
9	7.96	7.96
10	7.94	7.94
11	8.97	8.97
12	8.09	8.09
13	8.34	8.34
14	8.05	8.06
15	8.30	8.31
16	8.01	8.02
17	7.99	8.00
18	8.24	8.25
19	7.95	7.96
20	8.20	8.21
21	8.14	8.15
22	8.12	8.14
23	8.67	8.68
24	8.09	8.59
25	8.34	9.12
26	8.06	8.81
27	8.31	9.09
28	8.02	8.78
29	8.00	8.76
30	8.25	9.52
31	8.76	10.24
32	9.05	10.58
33	8.76	10.24
34	8.76	10.24
35	9.70	11.34
36	8.76	10.90
37	9.05	11.61

GROUP I NET WAC PASS-THROUGH RATE

	Assumes that the 6 M LIBOR stays at 2.04% and the 1year Treasury rate stays at 2.33% and the collateral is run at Pricing Prepayment Speed to call.	Assumes that the 6 M LIBOR and 1 year Treasury rate instantaneously increase to a level beyond the highest maximum obtainable rate on the Mortgage Loans and the collateral is run at Pricing Prepayment Speed to call.
38	8.76	11.23
39	9.05	11.60
40	8.75	11.22
41	8.75	11.22
42	9.04	12.14
43	8.75	12.03
44	9.04	12.43
45	8.75	12.02
46	8.75	12.02
47	9.69	13.31
48	8.75	12.55
49	9.04	13.25
50	8.75	12.82
51	9.04	13.24
52	8.75	12.81
53	8.75	12.81
54	9.04	13.78
55	8.75	13.60
56	9.04	14.05
57	8.75	13.60
58	8.75	13.59
59	9.68	15.05
60	8.75	13.59
61	9.04	14.04
62	8.75	13.58
63	9.04	14.03
64	8.75	13.58
65	8.75	13.57
66	9.04	14.02
67	8.74	13.57
68	9.04	14.02
69	8.74	13.56
70	8.74	13.56
71	9.35	14.49
72	8.74	13.55
73	9.03	14.00
74	8.74	13.55
75	9.03	14.00
76	8.74	13.54
77	8.74	13.54
78	9.03	13.99

GROUP I NET WAC PASS-THROUGH RATE

	Assumes that the 6 M LIBOR stays at 2.04% and the 1year Treasury rate stays at 2.33% and the collateral is run at Pricing Prepayment Speed to call.	Assumes that the 6 M LIBOR and 1 year Treasury rate instantaneously increase to a level beyond the highest maximum obtainable rate on the Mortgage Loans and the collateral is run at Pricing Prepayment Speed to call.
79	8.74	13.53
80	9.03	13.98
81	8.74	13.53
82	8.74	13.52
83	9.68	14.97
84	8.74	13.52
85	9.03	13.96
86	8.74	13.51
87	9.03	13.96
88	8.74	13.50
89	8.74	13.50
90	9.03	13.95
91	8.74	13.49
92	N/A	13.94

GROUP II NET WAC PASS-THROUGH RATE

	Assumes that the 6 M LIBOR stays at 2.04% and the 1year Treasury rate stays at 2.33% and the collateral is run at Pricing Prepayment Speed to call.	Assumes that the 6 M LIBOR and 1 year Treasury rate instantaneously increase to a level beyond the highest maximum obtainable rate on the Mortgage Loans and the collateral is run at Pricing Prepayment Speed to call.
1	N/A	N/A
2	7.08	7.08
3	7.30	7.30
4	7.05	7.05
5	7.04	7.04
6	7.25	7.26
7	7.00	7.01
8	7.22	7.22
9	6.97	6.97
10	6.95	6.95
11	7.87	7.88
12	7.09	7.10
13	7.31	7.32
14	7.06	7.07
15	7.28	7.29
16	7.03	7.04
17	7.01	7.02
18	7.22	7.24
19	6.97	6.99
20	7.18	7.20
21	7.15	7.17
22	7.14	7.16
23	7.61	8.01
24	7.11	7.48
25	7.33	7.84
26	7.08	7.57
27	7.28	7.81
28	7.03	7.54
29	7.01	7.87
30	7.23	8.11
31	7.73	8.70
32	7.99	8.99
33	7.73	8.70
34	7.73	8.69
35	8.56	10.12
36	7.73	9.14
37	7.99	9.59
38	7.73	9.28
39	7.99	9.59
40	7.73	9.28

GROUP II NET WAC PASS-THROUGH RATE

	Assumes that the 6 M LIBOR stays at 2.04% and the 1year Treasury rate stays at 2.33% and the collateral is run at Pricing Prepayment Speed to call.	Assumes that the 6 M LIBOR and 1 year Treasury rate instantaneously increase to a level beyond the highest maximum obtainable rate on the Mortgage Loans and the collateral is run at Pricing Prepayment Speed to call.
41	7.73	9.64
42	7.99	9.96
43	7.73	9.76
44	7.99	10.08
45	7.73	9.75
46	7.73	9.74
47	8.56	11.18
48	7.67	10.18
49	7.92	10.64
50	7.67	10.29
51	7.92	10.63
52	7.67	10.28
53	7.67	10.63
54	7.92	10.98
55	7.67	10.74
56	7.93	11.09
57	7.67	10.72
58	7.67	10.71
59	8.49	11.85
60	7.67	10.74
61	7.93	11.09
62	7.67	10.72
63	7.93	11.07
64	7.67	10.71
65	7.67	10.70
66	7.93	11.05
67	7.67	10.68
68	7.93	11.03
69	7.67	10.67
70	7.67	10.66
71	8.20	11.39
72	7.67	10.64
73	7.93	10.99
74	7.67	10.63
75	7.93	10.97
76	7.67	10.61
77	7.68	10.60
78	7.93	10.95
79	7.68	10.59
80	7.93	10.93

GROUP II NET WAC PASS-THROUGH RATE

	Assumes that the 6 M LIBOR stays at 2.04% and the 1year Treasury rate stays at 2.33% and the collateral is run at Pricing Prepayment Speed to call.	Assumes that the 6 M LIBOR and 1 year Treasury rate instantaneously increase to a level beyond the highest maximum obtainable rate on the Mortgage Loans and the collateral is run at Pricing Prepayment Speed to call.
81	7.68	10.57
82	7.68	10.56
83	8.50	11.69
84	7.68	10.55
85	7.93	10.89
86	7.68	10.53
87	7.93	10.87
88	7.68	10.51
89	7.68	10.51
90	7.93	10.85
91	7.68	10.49
92	N/A	10.83

FOR ADDITIONAL INFORMATION PLEASE CALL

Deutsche Banc Alex. Brown's Asset Backed Securities Group

Nita Cherry	212-469-7773
Paul Vambutas	212-469-3163
Bill Yeung	212-469-6893
Ryan Stark	212-469-8473
Kumarjit Bhattacharyya	212-469-2589
Elizabeth Shen	212-469-7869

Principal Balance at Origination ($)	Number of Mortgage Loans	Principal Balance Outstanding at Origination	% of Aggregate Principal Balance Outstanding at Origination
1 - 50,000	836	32,819,875.94	2.52
50,001 - 100,000	2,490	183,255,638.25	14.09
100,001 - 150,000	1,540	191,455,062.55	14.73
150,001 - 200,000	1,134	196,624,128.00	15.12
200,001 - 250,000	705	157,764,995.00	12.13
250,001 - 300,000	479	131,351,588.85	10.10
300,001 - 350,000	269	87,366,989.40	6.72
350,001 - 400,000	223	84,162,330.00	6.47
400,001 - 450,000	110	46,736,728.00	3.59
450,001 - 500,000	112	53,999,200.00	4.15
500,001 - 550,000	39	20,518,666.80	1.58
550,001 - 600,000	68	39,082,714.00	3.01
600,001 - 650,000	38	23,959,481.00	1.84
650,001 - 700,000	23	15,712,426.35	1.21
700,001 - 750,000	19	13,949,300.00	1.07
750,001 - 800,000	4	3,082,000.00	0.24
800,001 - 850,000	5	4,121,000.00	0.32
850,001 - 900,000	3	2,592,500.00	0.20
900,001 - 950,000	5	4,647,600.00	0.36
950,001 - 1,000,000	7	6,960,000.00	0.54
Total:	8,109	1,300,162,224.14	100.00

Minimum: 13,283.00
Maximum: 1,000,000.00
Average: 160,335.70
Total: 1,300,162,224.14

Principal Balance ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1 - 50,000	836	32,788,330.41	2.52
50,001 - 100,000	2,491	183,232,409.13	14.11
100,001 - 150,000	1,541	191,493,476.08	14.74
150,001 - 200,000	1,132	196,152,656.14	15.10
200,001 - 250,000	705	157,625,993.14	12.14
250,001 - 300,000	480	131,507,416.14	10.13
300,001 - 350,000	270	87,650,435.57	6.75
350,001 - 400,000	223	84,108,048.99	6.48
400,001 - 450,000	108	45,885,107.85	3.53
450,001 - 500,000	114	54,914,676.31	4.23
500,001 - 550,000	37	19,447,605.63	1.50
550,001 - 600,000	70	40,238,816.32	3.10
600,001 - 650,000	36	22,702,865.37	1.75
650,001 - 700,000	23	15,692,638.14	1.21
700,001 - 750,000	19	13,937,870.37	1.07
750,001 - 800,000	4	3,078,743.84	0.24
800,001 - 850,000	5	4,118,021.76	0.32
850,001 - 900,000	3	2,590,043.29	0.20
900,001 - 950,000	5	4,642,510.89	0.36
950,001 - 1,000,000	7	6,946,922.39	0.53
Total:	8,109	1,298,754,587.76	100.00

Minimum: 13,258.81
Maximum: 1,000,000.00
Average: 160,162.11

Original Terms (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
120	1	133,309.06	0.01
180	161	15,326,234.99	1.18
240	112	6,486,741.45	0.50
300	1	190,547.84	0.01
360	7,834	1,276,617,754.42	98.30
Total:	8,109	1,298,754,587.76	100.00

Minimum: 120
Maximum: 360
Weighted Average: 357.24

Remaining Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
109 - 114	1	133,309.06	0.01
163 - 168	3	376,590.62	0.03
169 - 174	10	2,548,422.71	0.20
175 - 180	148	12,401,221.66	0.95
229 - 234	3	256,542.32	0.02
235 - 240	109	6,230,199.13	0.48
283 - 288	1	190,547.84	0.01
331 - 336	3	425,089.64	0.03
337 - 342	9	1,615,975.41	0.12
343 - 348	21	7,490,117.94	0.58
349 - 354	69	18,784,716.43	1.45
355 - 360	7,732	1,248,301,855.00	96.12
Total:	8,109	1,298,754,587.76	100.00

Minimum: 112
Maximum: 360
Weighted Average: 355.71

Property Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family Detached	6,129	991,251,422.27	76.32
PUD	539	122,668,370.88	9.45
2-4 Family	434	72,820,274.32	5.61
Condominium	370	56,618,189.60	4.36
Manufactured Housing	616	52,406,593.57	4.04
Townhouse	21	2,989,737.12	0.23
Total:	8,109	1,298,754,587.76	100.00

Occupancy Status	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	7,406	1,205,222,748.87	92.80
Non-Owner Occupied	631	76,884,905.58	5.92
Second Home	72	16,646,933.31	1.28
Total:	8,109	1,298,754,587.76	100.00

Purpose	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Refinance - Cashout	4,262	719,481,749.99	55.40
Purchase	2,512	365,528,610.16	28.14
Refinance - Rate Term	1,335	213,744,227.61	16.46
Total:	8,109	1,298,754,587.76	100.00

Deutsche Banc Alex Brown

All records
8,109 records
Balance: 1,298,754,588

Combined Original Loan-to-Value Ratio (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
10.01 - 15.00	2	76,961.51	0.01
15.01 - 20.00	7	343,629.60	0.03
20.01 - 25.00	8	479,133.21	0.04
25.01 - 30.00	22	2,134,480.62	0.16
30.01 - 35.00	25	2,211,442.00	0.17
35.01 - 40.00	47	6,675,661.11	0.51
40.01 - 45.00	45	6,311,903.19	0.49
45.01 - 50.00	91	15,727,765.47	1.21
50.01 - 55.00	124	20,070,077.84	1.55
55.01 - 60.00	258	41,593,829.98	3.20
60.01 - 65.00	485	70,353,503.54	5.42
65.01 - 70.00	615	102,588,119.15	7.90
70.01 - 75.00	912	156,133,866.66	12.02
75.01 - 80.00	2,204	364,136,223.50	28.04
80.01 - 85.00	2,087	300,276,604.32	23.12
85.01 - 90.00	886	178,695,744.79	13.76
90.01 - 95.00	166	25,431,275.98	1.96
95.01 - 100.00	125	5,514,365.29	0.42
Total:	8,109	1,298,754,587.76	100.00

Minimum: 12.42
Maximum: 100.00
Weighted Average by Original Balance: 78.11
Weighted Average by Current Balance: 78.11

Combined Current Loan-to-Value Ratio (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
10.01 - 15.00	2	76,961.51	0.01
15.01 - 20.00	7	343,629.60	0.03
20.01 - 25.00	8	479,133.21	0.04
25.01 - 30.00	22	2,134,480.62	0.16
30.01 - 35.00	25	2,211,442.00	0.17
35.01 - 40.00	47	6,675,661.11	0.51
40.01 - 45.00	46	6,647,945.24	0.51
45.01 - 50.00	91	15,541,558.93	1.20
50.01 - 55.00	124	20,199,901.17	1.56
55.01 - 60.00	258	41,702,035.44	3.21
60.01 - 65.00	487	70,409,868.81	5.42
65.01 - 70.00	616	103,611,629.21	7.98
70.01 - 75.00	911	155,405,878.30	11.97
75.01 - 80.00	2,205	363,963,199.24	28.02
80.01 - 85.00	2,083	299,709,877.31	23.08
85.01 - 90.00	887	179,068,001.87	13.79
90.01 - 95.00	165	25,059,018.90	1.93
95.01 - 100.00	125	5,514,365.29	0.42
Total:	8,109	1,298,754,587.76	100.00

Minimum: 12.41
Maximum: 100.00
Weighted Average: 78.03

Location	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Alabama	120	10,255,961.85	0.79
Alaska	8	1,356,446.56	0.10
Arizona	190	27,567,719.83	2.12
Arkansas	38	3,101,473.56	0.24
California	1,955	456,097,921.35	35.12
Colorado	823	154,736,307.11	11.91
Connecticut	24	3,727,460.46	0.29
Delaware	4	386,526.82	0.03
Florida	304	35,653,806.81	2.75
Georgia	73	10,125,324.85	0.78
Hawaii	15	4,700,648.89	0.36
Idaho	28	3,926,576.25	0.30
Illinois	394	61,940,516.08	4.77
Indiana	132	9,294,820.50	0.72
Iowa	58	4,599,645.00	0.35
Kansas	41	3,837,372.20	0.30
Kentucky	17	1,492,048.48	0.11
Louisiana	113	9,090,955.52	0.70
Maine	6	528,586.66	0.04
Maryland	33	6,990,836.05	0.54
Massachusetts	128	28,365,146.40	2.18
Michigan	337	37,642,079.43	2.90
Minnesota	73	10,370,773.24	0.80
Mississippi	76	5,402,348.16	0.42
Missouri	180	14,487,092.46	1.12
Montana	39	6,265,722.44	0.48
Nebraska	85	8,174,041.50	0.63
Nevada	96	15,000,103.24	1.15
New Hampshire	14	2,068,423.77	0.16
New Jersey	79	17,416,621.56	1.34
New Mexico	49	5,123,655.75	0.39
New York	202	48,073,065.20	3.70
North Carolina	259	24,134,763.31	1.86
Ohio	287	27,643,608.28	2.13
Oklahoma	85	7,049,174.97	0.54
Oregon	188	30,768,629.98	2.37
Pennsylvania	43	4,769,313.17	0.37
Rhode Island	7	624,015.21	0.05
South Carolina	64	5,620,563.38	0.43
South Dakota	5	314,069.08	0.02
Tennessee	70	6,543,566.82	0.50

Continued...

...continued

Location	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Texas	805	91,441,074.98	7.04
Utah	178	27,026,366.00	2.08
Virginia	54	9,529,014.40	0.73
Washington	287	51,682,178.70	3.98
West Virginia	10	761,041.03	0.06
Wisconsin	19	1,889,483.69	0.15
Wyoming	14	1,157,696.78	0.09
Total:	8,109	1,298,754,587.76	100.00

Number of States Represented: 48

Documentation Level	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full Documentation	6,114	935,686,565.23	72.04
Stated Documentation	1,772	318,342,289.48	24.51
Limited Documentation	223	44,725,733.05	3.44
Total:	8,109	1,298,754,587.76	100.00

Credit Grade	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
AA	566	111,561,120.91	8.59
A-	3,869	750,856,512.67	57.81
B	1,405	200,376,994.31	15.43
B-	1,071	114,186,386.20	8.79
C	929	95,776,878.34	7.37
D	269	25,996,695.33	2.00
Total:	8,109	1,298,754,587.76	100.00

Credit Sub Grade	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
A1	844	173,089,177.23	13.33
A2	2,251	416,975,051.84	32.11
A3	80	17,856,638.00	1.37
A4	404	78,289,206.58	6.03
A5	246	50,200,104.12	3.87
AA	566	111,561,120.91	8.59
A-	44	14,446,334.90	1.11
B	2	742,283.83	0.06
B1	700	87,256,371.07	6.72
B2	170	25,312,739.27	1.95
B3	135	20,350,724.12	1.57
B4	398	66,714,876.02	5.14
B-	1	333,881.40	0.03
B-1	804	83,994,274.34	6.47
B-2	150	16,224,320.64	1.25
B-3	98	11,478,952.70	0.88
B-4	9	1,228,922.42	0.09
B-5	9	926,034.70	0.07
C	929	95,776,878.34	7.37
D	269	25,996,695.33	2.00
Total:	8,109	1,298,754,587.76	100.00

FICO Score	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Not Available	48	15,722,103.88	1.21
401 - 420	3	195,634.39	0.02
421 - 440	21	2,328,027.67	0.18
441 - 460	119	14,047,258.93	1.08
461 - 480	392	48,402,789.96	3.73
481 - 500	920	115,654,071.74	8.90
501 - 520	987	126,773,504.43	9.76
521 - 540	961	135,273,177.65	10.42
541 - 560	799	114,803,313.87	8.84
561 - 580	582	92,808,531.88	7.15
581 - 600	506	84,804,029.86	6.53
601 - 620	496	96,815,341.13	7.45
621 - 640	605	117,296,699.53	9.03
641 - 660	521	101,819,356.32	7.84
661 - 680	413	88,886,231.57	6.84
681 - 700	247	53,823,834.56	4.14
701 - 720	144	29,133,047.60	2.24
721 - 740	93	20,542,727.99	1.58
741 - 760	64	12,867,181.89	0.99
761 - 780	60	11,959,830.56	0.92
781 - 800	24	5,572,676.51	0.43
801 >=	104	9,225,215.84	0.71
Total:	8,109	1,298,754,587.76	100.00

Minimum: 413
Maximum: 806
Weighted Average: 584.7
% UPB missing FICOs: 1.2

Current Mortgage Rate (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
5.001 - 6.000	1	648,000.00	0.05
6.001 - 7.000	159	44,823,073.89	3.45
7.001 - 8.000	961	259,065,864.93	19.95
8.001 - 9.000	1,603	343,760,113.40	26.47
9.001 - 10.000	1,822	290,581,316.99	22.37
10.001 - 11.000	1,625	196,716,589.27	15.15
11.001 - 12.000	1,140	109,485,213.29	8.43
12.001 - 13.000	570	41,294,732.15	3.18
13.001 - 14.000	196	10,706,999.72	0.82
14.001 - 15.000	31	1,604,443.87	0.12
15.001 - 16.000	1	68,240.25	0.01
Total:	8,109	1,298,754,587.76	100.00

Minimum: 5.990
Maximum: 15.050
Weighted Average: 9.256

Maximum Mortgage Rate (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
11.001 - 12.000	4	1,970,384.53	0.19
12.001 - 13.000	107	32,196,381.83	3.15
13.001 - 14.000	656	178,257,713.74	17.43
14.001 - 15.000	1,127	247,201,523.33	24.17
15.001 - 16.000	1,494	242,057,416.61	23.67
16.001 - 17.000	1,451	180,760,035.62	17.67
17.001 - 18.000	1,015	100,641,855.19	9.84
18.001 - 19.000	391	30,850,565.23	3.02
19.001 - 20.000	113	7,457,233.21	0.73
20.001 - 21.000	22	1,229,411.69	0.12
21.001 - 22.000	2	97,849.34	0.01
Total:	6,382	1,022,720,370.32	100.00

Minimum: 11.875
Maximum: 21.250
Weighted Average: 15.380

*** The above strat is based on adjustable mortgage loans only.

Minimum Mortgage Rate (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.001 - 3.000	16	6,201,748.92	0.61
3.001 - 4.000	4	1,339,949.00	0.13
5.001 - 6.000	2	1,292,385.87	0.13
6.001 - 7.000	93	26,283,766.29	2.57
7.001 - 8.000	651	176,427,998.44	17.25
8.001 - 9.000	1,134	248,869,086.34	24.33
9.001 - 10.000	1,497	242,993,558.58	23.76
10.001 - 11.000	1,450	180,192,782.42	17.62
11.001 - 12.000	1,010	99,744,033.74	9.75
12.001 - 13.000	396	31,496,987.69	3.08
13.001 - 14.000	105	6,550,812.00	0.64
14.001 - 15.000	23	1,259,020.78	0.12
15.001 >=	1	68,240.25	0.01
Total:	6,382	1,022,720,370.32	100.00

Minimum: 2.750
Maximum: 15.050
Weighted Average: 9.349

*** The above strat is based on adjustable mortgage loans only.

Gross Margins (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.001 - 3.000	24	9,262,438.80	0.91
3.001 - 4.000	2	649,330.10	0.06
4.001 - 5.000	1,201	272,855,510.17	26.68
5.001 - 6.000	3,043	507,472,149.48	49.62
6.001 - 7.000	2,112	232,480,941.77	22.73
Total:	6,382	1,022,720,370.32	100.00

Minimum: 2.750
Maximum: 6.990
Weighted Average: 5.732

*** The above strat is based on adjustable mortgage loans only.

Rate Change Date	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2002-05	1	374,486.42	0.04
2002-07	9	1,631,970.15	0.16
2002-08	14	3,293,548.36	0.32
2002-09	3	487,250.00	0.05
2003-03	1	148,759.33	0.01
2003-04	1	103,208.90	0.01
2003-05	2	643,362.97	0.06
2003-06	3	510,780.05	0.05
2003-07	2	536,571.87	0.05
2003-08	3	393,382.99	0.04
2003-09	5	1,567,433.80	0.15
2003-10	7	1,071,275.73	0.10
2003-11	27	6,212,740.36	0.61
2003-12	51	13,397,468.36	1.31
2004-01	1,881	330,610,015.23	32.33
2004-02	2,485	381,225,754.89	37.28
2004-03	1,050	161,983,903.85	15.84
2004-04	3	911,512.62	0.09
2004-05	1	154,029.11	0.02
2004-06	2	827,235.59	0.08
2004-09	2	326,568.87	0.03
2004-10	1	356,529.94	0.03
2004-11	2	169,545.96	0.02
2004-12	6	676,840.86	0.07
2005-01	254	36,528,960.58	3.57
2005-02	402	54,317,332.51	5.31
2005-03	136	14,848,205.00	1.45
2005-05	2	696,048.66	0.07
2005-06	2	272,253.01	0.03
2005-10	2	891,601.25	0.09
2005-11	2	975,409.31	0.10
2005-12	1	299,277.72	0.03
2006-02	1	319,602.95	0.03
2006-03	2	847,171.97	0.08
2006-04	3	1,139,632.90	0.11
2006-05	1	371,993.83	0.04
2006-06	4	1,939,341.09	0.19
2006-07	2	610,897.12	0.06
2007-01	3	467,389.05	0.05
2007-02	3	581,077.16	0.06
Total:	6,382	1,022,720,370.32	100.00

Minimum: 2002-05-01
Maximum: 2007-02-01
Weighted Average: 2004-03-06

*** The above strat is based on adjustable mortgage loans only.

Initial Periodic Cap (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.000	5,503	898,277,978.89	87.83
2.000	19	6,435,090.73	0.63
3.000	851	114,056,308.50	11.15
5.000	9	3,950,992.20	0.39
Total:	6,382	1,022,720,370.32	100.00

Minimum: 1.000
Maximum: 5.000
Weighted Average: 1.245

*** The above strat is based on adjustable mortgage loans only.

Periodic Cap (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.000	6,356	1,012,808,601.42	99.03
2.000	26	9,911,768.90	0.97
Total:	6,382	1,022,720,370.32	100.00

Minimum: 1.000
Maximum: 2.000
Weighted Average: 1.010

*** The above strat is based on adjustable mortgage loans only.

Deutsche Bank Securities CMO Model
Price / DM Report

Bond Id : M2
Bond Name : ASSUMED SPREAD L+125
Original Balance : 74,500,000.00
Deal Description : LBMLT021
Orig. Cutoff Date : 4/1/02 Dated Date
Settlement Date : 4/2/02 First Paym

********* Assumes Current LIBORs and 1Y CMT **********
********* Assumes Trigger Event in Effect ************

	9.0% CDR	9.5% CDR	10.0% CDR	10.5% CDR	11.0% CDR	11.5% CDR
99-00	146.18	146.48	146.81	147.61	149.07	150.25
99-02	145.13	145.42	145.75	146.57	148.05	149.25
99-04	144.09	144.37	144.68	145.52	147.02	148.24
99-06	143.04	143.31	143.62	144.47	146.00	147.24
99-08	142.00	142.26	142.56	143.43	144.98	146.23
99-10	140.96	141.21	141.50	142.39	143.95	145.23
99-12	139.92	140.16	140.44	141.34	142.93	144.23
99-14	138.87	139.11	139.38	140.30	141.91	143.22
99-16	137.83	138.06	138.32	139.26	140.89	142.22
99-18	136.79	137.01	137.26	138.22	139.87	141.22
99-20	135.75	135.96	136.20	137.18	138.86	140.22
99-22	134.72	134.91	135.15	136.14	137.84	139.23
99-24	133.68	133.87	134.09	135.10	136.82	138.23
99-26	132.64	132.82	133.03	134.06	135.80	137.23
99-28	131.61	131.77	131.98	133.02	134.79	136.23
99-30	130.57	130.73	130.93	131.99	133.77	135.24
* 100-00	129.54	129.69	129.87	130.95	132.76	134.24
100-02	128.50	128.64	128.82	129.91	131.75	133.25
100-04	127.47	127.60	127.77	128.88	130.73	132.25
100-06	126.44	126.56	126.72	127.85	129.72	131.26
100-08	125.40	125.52	125.67	126.81	128.71	130.27
100-10	124.37	124.48	124.62	125.78	127.70	129.27
100-12	123.34	123.44	123.57	124.75	126.69	128.28
100-14	122.31	122.40	122.52	123.72	125.68	127.29
100-16	121.28	121.36	121.47	122.69	124.67	126.30
100-18	120.25	120.32	120.43	121.66	123.66	125.31
100-20	119.23	119.28	119.38	120.63	122.66	124.33
100-22	118.20	118.25	118.33	119.60	121.65	123.34
100-24	117.17	117.21	117.29	118.57	120.65	122.35
100-26	116.15	116.18	116.25	117.54	119.64	121.36
100-28	115.12	115.14	115.20	116.52	118.64	120.38
100-30	114.10	114.11	114.16	115.49	117.63	119.39
101-00	113.07	113.08	113.12	114.47	116.63	118.41

Ave Life	6.612	6.547	6.484	6.608	6.778	6.926
Ave Cashflow	6.054	5.999	5.946	6.057	6.209	6.339
Mod Dur	5.963	5.911	5.859	5.956	6.084	6.198
Window	11/07-5/10	10/07-5/10	10/07-4/10	9/07-1/11	8/07-1/12	9/07-9/12
Bond Loss	-	-	-	-	-	-
Loss Pct	9.62%	10.04%	10.45%	10.85%	11.25%	11.63%

: 4/2/02
ent Date : 5/25/02

12.0% CDR	12.5% CDR	13.0% CDR	13.5% CDR	14.0% CDR
151.46	152.20	153.68	115.84	71.55
150.47	151.23	152.74	114.91	70.62
149.48	150.27	151.81	113.98	69.69
148.50	149.30	150.87	113.05	68.76
147.51	148.34	149.94	112.12	67.84
146.53	147.38	149.01	111.19	66.91
145.55	146.42	148.08	110.26	65.99
144.56	145.46	147.15	109.34	65.06
143.58	144.50	146.21	108.41	64.14
142.60	143.54	145.29	107.48	63.21
141.62	142.58	144.36	106.56	62.29
140.64	141.62	143.43	105.63	61.37
139.66	140.66	142.50	104.71	60.45
138.68	139.70	141.57	103.79	59.53
137.70	138.75	140.65	102.86	58.61
136.73	137.79	139.72	101.94	57.69
135.75	136.84	138.80	101.02	56.77
134.77	135.88	137.87	100.10	55.85
133.80	134.93	136.95	99.18	54.94
132.83	133.98	136.02	98.26	54.02
131.85	133.02	135.10	97.34	53.11
130.88	132.07	134.18	96.42	52.19
129.91	131.12	133.26	95.50	51.28
128.93	130.17	132.34	94.59	50.36
127.96	129.22	131.42	93.67	49.45
126.99	128.27	130.50	92.76	48.54
126.02	127.33	129.58	91.84	47.63
125.05	126.38	128.66	90.93	46.72
124.09	125.43	127.75	90.01	45.80
123.12	124.49	126.83	89.10	44.90
122.15	123.54	125.91	88.19	43.99
121.19	122.60	125.00	87.28	43.08
120.22	121.65	124.09	86.37	42.17

7.083	7.273	7.565	7.583	7.599
6.476	6.644	6.915	6.910	6.898
6.318	6.461	6.668	6.705	6.741
9/07-9/13	10/07-5/15	10/07-4/32	11/07-4/32	11/07-4/32
-	-	18,041	2,646,387	5,278,540
12.01%	12.38%	12.74%	13.10%	13.45%

Deutsche Bank Securities CMO Model
Price / DM Report

Bond Id : M2
Bond Name : ASSUMED SPREAD L+125
Original Balance : 74,500,000.00
Deal Description : LBMLT021
Orig. Cutoff Date : 4/1/02 Dat
Settlement Date : 4/2/02 Fir

********* Assumes Current LIBORs and 1Y CMT **********
********* Assumes Trigger Event in Effect ************

	9.0% CDR	9.5% CDR	10.0% CDR	10.5% CDR	11.0% CDR
99-00	149.11	150.48	152.18	131.34	77.04
99-02	148.14	149.53	151.27	130.46	76.15
99-04	147.17	148.59	150.35	129.57	75.27
99-06	146.20	147.65	149.44	128.68	74.39
99-08	145.23	146.70	148.53	127.80	73.51
99-10	144.26	145.76	147.62	126.91	72.64
99-12	143.29	144.82	146.71	126.03	71.76
99-14	142.33	143.88	145.80	125.15	70.88
99-16	141.36	142.94	144.89	124.26	70.00
99-18	140.40	142.00	143.99	123.38	69.13
99-20	139.43	141.06	143.08	122.50	68.25
99-22	138.47	140.12	142.17	121.62	67.38
99-24	137.50	139.19	141.27	120.74	66.50
99-26	136.54	138.25	140.36	119.86	65.63
99-28	135.58	137.32	139.46	118.98	64.76
99-30	134.62	136.38	138.55	118.10	63.88
* 100-00	133.66	135.45	137.65	117.23	63.01
100-02	132.70	134.51	136.75	116.35	62.14
100-04	131.74	133.58	135.85	115.47	61.27
100-06	130.78	132.65	134.95	114.60	60.40
100-08	129.83	131.71	134.05	113.72	59.53
100-10	128.87	130.78	133.15	112.85	58.66
100-12	127.91	129.85	132.25	111.97	57.80
100-14	126.96	128.92	131.35	111.10	56.93
100-16	126.00	127.99	130.45	110.23	56.06
100-18	125.05	127.07	129.55	109.36	55.20
100-20	124.09	126.14	128.66	108.49	54.33
100-22	123.14	125.21	127.76	107.62	53.47
100-24	122.19	124.28	126.86	106.75	52.60
100-26	121.24	123.36	125.97	105.88	51.74
100-28	120.29	122.43	125.08	105.01	50.88
100-30	119.34	121.51	124.18	104.14	50.02
101-00	118.39	120.58	123.29	103.27	49.15

Ave Life	7.211	7.445	7.757	8.026	8.071
Ave Cashflow	6.580	6.783	7.059	7.298	7.296
Mod Dur	6.425	6.602	6.831	7.036	7.100
Window 1	1/07-12/12	12/07-3/14	1/08-1/17	2/08-4/32	3/08-4/32
Bond Loss	-	-	-	1,675,513	5,249,836
Loss Pct	12.02%	12.55%	13.06%	13.57%	14.06%

ed Date : 4/2/02
st Payment Date : 5/25/02

11.5% CDR	*12.0% CDR*	*12.5% CDR*	*13.0% CDR*	*13.5% CDR*	*14.0% CDR*
17.70	-44.18	-107.96	-172.61	-237.61	-302.03
16.82	-45.05	-108.82	-173.46	-238.45	-302.85
15.95	-45.92	-109.68	-174.31	-239.29	-303.68
15.07	-46.79	-110.54	-175.16	-240.12	-304.50
14.20	-47.65	-111.40	-176.00	-240.96	-305.32
13.33	-48.52	-112.25	-176.85	-241.80	-306.14
12.46	-49.38	-113.11	-177.70	-242.63	-306.97
11.59	-50.24	-113.96	-178.54	-243.47	-307.79
10.72	-51.11	-114.82	-179.39	-244.30	-308.61
9.85	-51.97	-115.67	-180.23	-245.13	-309.43
8.98	-52.83	-116.53	-181.08	-245.97	-310.24
8.11	-53.69	-117.38	-181.92	-246.80	-311.06
7.24	-54.55	-118.23	-182.76	-247.63	-311.88
6.37	-55.41	-119.08	-183.60	-248.46	-312.70
5.51	-56.27	-119.93	-184.45	-249.29	-313.51
4.64	-57.13	-120.78	-185.29	-250.12	-314.33
3.78	-57.99	-121.63	-186.13	-250.95	-315.15
2.91	-58.85	-122.48	-186.97	-251.78	-315.96
2.05	-59.70	-123.33	-187.80	-252.61	-316.77
1.18	-60.56	-124.18	-188.64	-253.43	-317.59
0.32	-61.41	-125.02	-189.48	-254.26	-318.40
-0.54	-62.27	-125.87	-190.32	-255.09	-319.21
-1.40	-63.12	-126.72	-191.15	-255.91	-320.02
-2.26	-63.98	-127.56	-191.99	-256.74	-320.84
-3.12	-64.83	-128.41	-192.83	-257.56	-321.65
-3.98	-65.68	-129.25	-193.66	-258.38	-322.46
-4.84	-66.53	-130.09	-194.49	-259.21	-323.27
-5.70	-67.38	-130.94	-195.33	-260.03	-324.07
-6.56	-68.23	-131.78	-196.16	-260.85	-324.88
-7.41	-69.08	-132.62	-196.99	-261.67	-325.69
-8.27	-69.93	-133.46	-197.82	-262.49	-326.50
-9.13	-70.78	-134.30	-198.66	-263.31	-327.30
-9.98	-71.63	-135.14	-199.49	-264.13	-328.11

8.118	8.173	8.238	8.321	8.427	8.570
7.295	7.299	7.312	7.335	7.374	7.437
7.170	7.249	7.339	7.441	7.562	7.710
4/08-4/32	5/08-4/32	6/08-4/32	8/08-4/32	9/08-4/32	11/08-4/32
8,796,792	12,276,525	15,657,742	18,981,928	22,219,205	25,336,065
14.54%	15.01%	15.48%	15.93%	16.37%	16.81%

Deutsche Bank Securities CMO Model
Price / DM Report

Bond Id : M3
Bond Name : ASSUMED SPREAD L+200
Original Balance : 68,500,000.00
Deal Description : LBMLT021
Orig. Cutoff Date : 4/1/02 Dated Date
Settlement Date : 4/2/02 First Paymen

********* Assumes Current LIBORs and 1Y CMT **********
********* Assumes Trigger Event in Effect ************

	9.0% CDR	9.5% CDR	10.0% CDR	10.5% CDR	11.0% CDR	11.5% CDR
99-00	238.02	238.36	238.83	240.58	242.13	218.90
99-02	237.16	237.48	237.95	239.73	241.29	218.11
99-04	236.29	236.61	237.07	238.88	240.45	217.31
99-06	235.43	235.74	236.20	238.02	239.61	216.52
99-08	234.57	234.87	235.32	237.17	238.77	215.73
99-10	233.71	234.00	234.44	236.32	237.93	214.94
99-12	232.85	233.13	233.57	235.47	237.09	214.15
99-14	231.98	232.26	232.69	234.62	236.25	213.36
99-16	231.13	231.40	231.82	233.77	235.41	212.57
99-18	230.27	230.53	230.94	232.92	234.58	211.78
99-20	229.41	229.66	230.07	232.08	233.74	210.99
99-22	228.55	228.80	229.20	231.23	232.90	210.20
99-24	227.69	227.93	228.33	230.38	232.07	209.42
99-26	226.84	227.07	227.46	229.54	231.23	208.63
99-28	225.98	226.20	226.58	228.69	230.40	207.84
99-30	225.12	225.34	225.71	227.85	229.57	207.06
* 100-00	224.27	224.48	224.85	227.00	228.74	206.27
100-02	223.41	223.62	223.98	226.16	227.90	205.49
100-04	222.56	222.75	223.11	225.32	227.07	204.71
100-06	221.71	221.89	222.24	224.48	226.24	203.92
100-08	220.86	221.03	221.37	223.64	225.41	203.14
100-10	220.00	220.17	220.51	222.79	224.58	202.36
100-12	219.15	219.31	219.64	221.95	223.75	201.58
100-14	218.30	218.46	218.78	221.11	222.92	200.80
100-16	217.45	217.60	217.91	220.28	222.10	200.02
100-18	216.60	216.74	217.05	219.44	221.27	199.24
100-20	215.75	215.88	216.19	218.60	220.44	198.46
100-22	214.91	215.03	215.32	217.76	219.62	197.68
100-24	214.06	214.17	214.46	216.92	218.79	196.90
100-26	213.21	213.32	213.60	216.09	217.97	196.13
100-28	212.36	212.46	212.74	215.25	217.14	195.35
100-30	211.52	211.61	211.88	214.42	216.32	194.58
101-00	210.67	210.76	211.02	213.58	215.50	193.80

Ave Life	8.525	8.433	8.358	8.678	8.521	8.618
Ave Cashflow	7.484	7.411	7.352	7.631	7.749	8.342
Mod Dur	7.190	7.125	7.071	7.283	7.382	7.840
Window	3/09-7/13	2/09-5/13	1/09-3/13	12/08-10/15	11/08-9/15	12/08-4/16
Bond Loss	-	-	-	-	-	3,985,808
Loss Pct	9.62%	10.04%	10.45%	10.85%	11.25%	11.63%

: 4/2/02
t Date : 5/25/02

12.0% CDR	12.5% CDR	13.0% CDR	13.5% CDR	14.0% CDR
88.22	-55.76	-224.81	-349.95	-474.19
87.43	-56.54	-225.60	-350.73	-474.95
86.65	-57.32	-226.39	-351.51	-475.71
85.86	-58.11	-227.18	-352.28	-476.47
85.08	-58.89	-227.97	-353.06	-477.23
84.29	-59.67	-228.76	-353.84	-477.99
83.51	-60.44	-229.55	-354.61	-478.75
82.73	-61.22	-230.34	-355.39	-479.51
81.94	-62.00	-231.13	-356.16	-480.27
81.16	-62.78	-231.92	-356.93	-481.03
80.38	-63.56	-232.70	-357.71	-481.78
79.60	-64.33	-233.49	-358.48	-482.54
78.82	-65.11	-234.27	-359.25	-483.30
78.04	-65.88	-235.06	-360.02	-484.05
77.26	-66.66	-235.84	-360.79	-484.81
76.48	-67.43	-236.63	-361.56	-485.56
75.71	-68.21	-237.41	-362.33	-486.32
74.93	-68.98	-238.19	-363.10	-487.07
74.15	-69.75	-238.98	-363.87	-487.82
73.38	-70.52	-239.76	-364.64	-488.58
72.60	-71.29	-240.54	-365.40	-489.33
71.82	-72.06	-241.32	-366.17	-490.08
71.05	-72.83	-242.10	-366.94	-490.83
70.28	-73.60	-242.88	-367.70	-491.58
69.50	-74.37	-243.66	-368.47	-492.33
68.73	-75.14	-244.43	-369.23	-493.08
67.96	-75.91	-245.21	-369.99	-493.83
67.19	-76.68	-245.99	-370.76	-494.57
66.42	-77.44	-246.76	-371.52	-495.32
65.65	-78.21	-247.54	-372.28	-496.07
64.88	-78.97	-248.32	-373.04	-496.81
64.11	-79.74	-249.09	-373.80	-497.56
63.34	-80.50	-249.86	-374.56	-498.30

8.864	9.275	9.349	9.494	9.644
8.261	8.125	7.807	7.787	7.775
7.951	8.044	7.999	8.185	8.396
2/09-7/17	4/09-1/21	6/09-4/32	8/09-4/32	10/09-4/32
15,255,395	18,339,102	25,393,369	30,343,131	34,865,712
12.01%	12.38%	12.74%	13.10%	13.45%

Deutsche Bank Securities CMO Model
Price / DM Report

Bond Id : M3
Bond Name : ASSUMED SPREAD L+200
Original Balance : 68,500,000.00
Deal Description : LBMLT021
Orig. Cutoff Date : 4/1/02 Dated Dat
Settlement Date : 4/2/02 First Pay

********* Assumes Current LIBORs and 1Y CMT **********
********* Assumes Trigger Event in Effect ************

	9.0% CDR	9.5% CDR	10.0% CDR	10.5% CDR	11.0% CDR
99-00	243.02	127.08	-52.73	-235.35	-386.21
99-02	242.23	126.32	-53.48	-236.11	-386.94
99-04	241.44	125.56	-54.23	-236.86	-387.67
99-06	240.65	124.81	-54.98	-237.61	-388.40
99-08	239.86	124.05	-55.73	-238.36	-389.13
99-10	239.07	123.30	-56.48	-239.11	-389.86
99-12	238.28	122.54	-57.23	-239.86	-390.59
99-14	237.49	121.79	-57.98	-240.60	-391.32
99-16	236.70	121.04	-58.73	-241.35	-392.04
99-18	235.92	120.29	-59.47	-242.10	-392.77
99-20	235.13	119.53	-60.22	-242.84	-393.50
99-22	234.34	118.78	-60.97	-243.59	-394.22
99-24	233.56	118.03	-61.71	-244.34	-394.95
99-26	232.77	117.28	-62.46	-245.08	-395.67
99-28	231.99	116.53	-63.20	-245.82	-396.40
99-30	231.21	115.78	-63.95	-246.57	-397.12
* 100-00	230.42	115.04	-64.69	-247.31	-397.84
100-02	229.64	114.29	-65.43	-248.05	-398.57
100-04	228.86	113.54	-66.18	-248.80	-399.29
100-06	228.08	112.79	-66.92	-249.54	-400.01
100-08	227.30	112.05	-67.66	-250.28	-400.73
100-10	226.52	111.30	-68.40	-251.02	-401.45
100-12	225.74	110.56	-69.14	-251.76	-402.17
100-14	224.96	109.81	-69.88	-252.50	-402.89
100-16	224.18	109.07	-70.62	-253.24	-403.61
100-18	223.41	108.33	-71.36	-253.97	-404.33
100-20	222.63	107.58	-72.09	-254.71	-405.04
100-22	221.85	106.84	-72.83	-255.45	-405.76
100-24	221.08	106.10	-73.57	-256.18	-406.48
100-26	220.30	105.36	-74.30	-256.92	-407.19
100-28	219.53	104.62	-75.04	-257.66	-407.91
100-30	218.75	103.88	-75.77	-258.39	-408.62
101-00	217.98	103.14	-76.51	-259.13	-409.34

Ave Life	8.880	9.177	9.676	9.950	10.191
Ave Cashflow	8.314	8.670	8.470	8.210	8.209
Mod Dur	7.851	8.252	8.368	8.435	8.724
Window	3/09-5/16	5/09-10/17	8/09-8/21	11/09-4/32	2/10-4/32
Bond Loss	-	15,009,777	19,097,483	26,741,528	33,071,681
Loss Pct	12.02%	12.55%	13.06%	13.57%	14.06%

e : 4/2/02
ment Date : 5/25/02

11.5% CDR	12.0% CDR	12.5% CDR	13.0% CDR	13.5% CDR	14.0% CDR
-544.77	-717.71	-911.25	-1139.30	-1427.40	-1862.09
-545.48	-718.39	-911.90	-1139.92	-1427.97	-1862.60
-546.18	-719.07	-912.56	-1140.54	-1428.55	-1863.11
-546.89	-719.76	-913.21	-1141.16	-1429.12	-1863.62
-547.60	-720.44	-913.86	-1141.78	-1429.70	-1864.12
-548.31	-721.12	-914.52	-1142.40	-1430.27	-1864.63
-549.01	-721.80	-915.17	-1143.02	-1430.84	-1865.14
-549.72	-722.48	-915.82	-1143.63	-1431.42	-1865.64
-550.42	-723.16	-916.47	-1144.25	-1431.99	-1866.15
-551.13	-723.84	-917.12	-1144.87	-1432.56	-1866.65
-551.83	-724.52	-917.77	-1145.48	-1433.13	-1867.16
-552.53	-725.20	-918.42	-1146.10	-1433.70	-1867.66
-553.24	-725.87	-919.07	-1146.71	-1434.27	-1868.17
-553.94	-726.55	-919.72	-1147.32	-1434.84	-1868.67
-554.64	-727.23	-920.37	-1147.94	-1435.41	-1869.17
-555.34	-727.90	-921.01	-1148.55	-1435.98	-1869.68
-556.04	-728.58	-921.66	-1149.16	-1436.55	-1870.18
-556.74	-729.26	-922.31	-1149.78	-1437.12	-1870.68
-557.44	-729.93	-922.95	-1150.39	-1437.69	-1871.18
-558.14	-730.60	-923.60	-1151.00	-1438.25	-1871.68
-558.84	-731.28	-924.24	-1151.61	-1438.82	-1872.18
-559.54	-731.95	-924.89	-1152.22	-1439.39	-1872.68
-560.24	-732.62	-925.53	-1152.83	-1439.95	-1873.18
-560.93	-733.30	-926.18	-1153.44	-1440.52	-1873.68
-561.63	-733.97	-926.82	-1154.05	-1441.09	-1874.18
-562.33	-734.64	-927.46	-1154.66	-1441.65	-1874.68
-563.02	-735.31	-928.10	-1155.27	-1442.21	-1875.18
-563.72	-735.98	-928.75	-1155.87	-1442.78	-1875.68
-564.41	-736.65	-929.39	-1156.48	-1443.34	-1876.18
-565.10	-737.32	-930.03	-1157.09	-1443.91	-1876.67
-565.80	-737.99	-930.67	-1157.69	-1444.47	-1877.17
-566.49	-738.65	-931.31	-1158.30	-1445.03	-1877.67
-567.18	-739.32	-931.95	-1158.91	-1445.59	-1878.17

10.462	10.793	11.210	11.788	12.672	14.432
8.200	8.163	8.070	7.856	7.352	5.969
9.061	9.464	9.963	10.621	11.580	13.350
6/10-4/32	10/10-4/32	4/11-4/32	11/11-4/32	10/12-4/32	8/14-4/32
38,943,718	44,571,918	49,973,741	55,263,120	60,388,336	65,290,676
14.54%	15.01%	15.48%	15.93%	16.37%	16.81%